UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2013

Commission File Number 001-16174

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

(Translation of registrant’s name into English)

5 Basel Street, P.O. Box 3190

Petach Tikva 4951033 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Exhibits

Exhibit No.	Description

EX-101.INS	XBRL Taxonomy Instance Document

EX-101.SCH	XBRL Taxonomy Extension Schema Document

EX-101.CAL	XBRL Taxonomy Calculation Linkbase Document

EX-101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

EX-101.LAB	XBRL Taxonomy Label Linkbase Document

EX-101.PRE	XBRL Taxonomy Presentation Linkbase Document

INTRODUCTION AND USE OF CERTAIN TERMS

Unless otherwise indicated or the context otherwise requires, all references to the “Company,” “we,” “our” and “Teva” refer to Teva Pharmaceutical Industries Limited and its subsidiaries and references to “revenue” refer to “net revenue.” References to “U.S. dollars,” “U.S. $” and “$” are to the lawful currency of the United States of America, and references to “NIS” are to new Israeli shekels. Market share data is based on information provided by IMS Health Inc., a leading provider of market research to the pharmaceutical industry (“IMS”), unless otherwise stated. References to our “ROW” are to our Rest of the World markets. References to “P&G” are to The Procter & Gamble Company, and references to “PGT” are to PGT Healthcare, the joint venture we formed with P&G.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

CONSOLIDATED STATEMENTS OF INCOME (LOSS)

(U.S. dollars in millions, except share and per share data)

(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012
Net revenues	$4,924	$4,994	$9,825	$10,096
Cost of sales	2,331	2,337	4,642	4,830

Gross profit	2,593	2,657	5,183	5,266
Research and development expenses—net	339	298	668	590
Selling and marketing expenses	982	981	1,977	1,909
General and administrative expenses	319	316	626	628
Legal settlements, impairments, restructuring and others	1,539	55	1,624	204

Operating income (loss)	(586)	1,007	288	1,935
Financial expenses—net	89	97	264	167

Income (loss) before income taxes	(675)	910	24	1,768
Provision for income taxes	(222)	39	(169)	30
Share in losses of associated companies—net	3	12	23	24

Net income (loss)	(456)	859	170	1,714
Net loss attributable to non-controlling interests	(4)	(4)	(8)	(8)

Net income (loss) attributable to Teva	$(452)	$863	$178	$1,722

Earnings (loss) per share attributable to Teva:
Basic	$(0.53)	$0.99	$0.21	$1.97

Diluted	$(0.53)	$0.99	$0.21	$1.96

Weighted average number of shares (in millions):
Basic	849	871	852	876

Diluted	849	873	853	878

The accompanying notes are an integral part of the condensed financial statements.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(U.S. dollars in millions)

(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012
Net income (loss)	$(456)	$859	$170	$1,714
Other comprehensive income (loss), net of tax:
Currency translation adjustment	(137)	(847)	(455)	(75)
Unrealized gain (loss) on derivative financial instruments	(54)	108	12	40
Unrealized loss from available-for-sale securities	(11)	(75)	(5)	(45)
Other	(1)	(15)	9	(15)

Total comprehensive income (loss)	(659)	30	(269)	1,619
Comprehensive loss attributable to the non-controlling interests	4	7	10	8

Comprehensive income (loss) attributable to Teva	$(655)	$37	$(259)	$1,627

The accompanying notes are an integral part of the condensed financial statements.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in millions)

	June 30, 2013	December 31, 2012
	Unaudited	Audited
ASSETS
Current assets:
Cash and cash equivalents	$1,245	$2,879
Accounts receivable	5,305	5,572
Inventories	5,326	5,502
Deferred taxes	976	1,142
Other current assets	1,239	1,260

Total current assets	14,091	16,355
Other non current assets	1,399	1,338
Property, plant and equipment, net	6,360	6,315
Identifiable intangible assets, net	7,064	7,745
Goodwill	18,589	18,856

Total assets	$47,503	$50,609

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt and current maturities of long term liabilities	$2,534	$3,006
Sales reserves and allowances	4,776	4,934
Accounts payable and accruals	3,107	3,376
Other current liabilities	2,418	1,572

Total current liabilities	12,835	12,888
Long-term liabilities:
Deferred income taxes	1,415	1,849
Other taxes and long term payables	1,718	1,293
Senior notes and loans	9,925	11,712

Total long term liabilities	13,058	14,854

Contingencies, see note 12
Total liabilities	25,893	27,742

Equity:
Teva shareholders’ equity:
Ordinary shares of NIS 0.10 par value per share; June 30, 2013 and December 31, 2012: authorized 2,500 million shares; issued 944 million shares	50	50
Additional paid-in capital	13,508	13,474
Retained earnings	11,987	12,346
Accumulated other comprehensive loss	(454)	(17)
Treasury shares as of June 30, 2013 and December 31, 2012—99 million ordinary shares and 87 million ordinary shares, respectively	(3,576)	(3,085)

	21,515	22,768

Non-controlling interests	95	99

Total equity	21,610	22,867

Total liabilities and equity	$47,503	$50,609

The accompanying notes are an integral part of the condensed financial statements.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in millions)

(Unaudited)

	Six months ended June 30,
	2013	2012
Operating activities:
Net income	$170	$1,714
Adjustments to reconcile net income to net cash provided by operations:
Net change in operating assets and liabilities	1,210	(456)
Depreciation and amortization	787	903
Deferred income taxes—net and uncertain tax positions	(437)	(311)
Other items	136	(45)
Impairment of long lived assets	64	95
Stock-based compensation	25	41
Gain from sale of long lived assets and investments	22	6

Net cash provided by operating activities	1,977	1,947

Investing activities:
Purchases of property, plant and equipment	(489)	(528)
Proceeds from sales of long lived assets and investments	150	133
Purchases of investments and other assets	(113)	(25)
Other investing activities	(80)	(56)

Net cash used in investing activities	(532)	(476)

Financing activities:
Repayment of long-term loans and other long-term liabilities	(1,982)	(1,154)
Dividends paid	(549)	(404)
Purchases of treasury shares	(497)	(667)
Proceeds from exercise of options by employees	13	19
Net change in short-term credit	5	(2,207)
Other financing activities	2	—
Proceeds from senior notes-net	—	1,798
Proceeds from long-term loans and other long-term liabilities	—	1,241

Net cash used in financing activities	(3,008)	(1,374)

Translation adjustment on cash and cash equivalents	(71)	(5)

Net change in cash and cash equivalents	(1,634)	92
Balance of cash and cash equivalents at beginning of period	2,879	1,096

Balance of cash and cash equivalents at end of period	$1,245	$1,188

The accompanying notes are an integral part of the condensed financial statements.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Condensed Consolidated Financial Statements

(Unaudited)

NOTE 1 – Basis of presentation:

The accompanying unaudited condensed consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements. In the opinion of management, the financial statements reflect all adjustments necessary to fairly state the financial position and results of operations of Teva Pharmaceutical Industries Limited (“Teva” or the “Company”). These consolidated financial statements and notes thereto are unaudited and should be read in conjunction with the Company’s audited financial statements included in its Annual Report on Form 20-F for the year ended December 31, 2012, as filed with the Securities and Exchange Commission. Amounts at December 31, 2012 were derived from the audited balance sheet at that date, but not all disclosures required by accounting principles generally accepted in the United States are included. The results of operations for the six months ended June 30, 2013 are not necessarily indicative of results that could be expected for the entire fiscal year.

NOTE 2 – Recently adopted and issued accounting pronouncements:

In July 2013, the Financial Accounting Standard Board (“FASB”) issued ASU 2013-11, which provides guidance on the treatment of unrecognized tax benefits when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists at the reporting date. There is diversity in practice in the presentation of unrecognized tax benefits which this pronouncement will clarify. ASU 2013-11 is effective for periods starting after December 2013, with early adoption permitted. Teva is assessing whether the adoption of this standard will have a material impact on its consolidated statements.

In March 2013, the FASB issued ASU 2013-05, which provides further guidance on accounting for the release of a cumulative translation adjustment into net income when a parent either sells a part or all of its investment in a foreign entity or no longer holds a controlling financial interest in a subsidiary or group of assets. ASU 2013-05 is effective for fiscal years beginning after December 15, 2013, with early adoption permitted. Teva believes that the adoption of this standard will not have a material impact on its consolidated statements.

In February 2013, the FASB issued ASU 2013-04, which provides guidance for the recognition, measurement, and disclosure of obligations resulting from joint and several liability arrangements for which the total amount of the obligation is fixed at the reporting date, except for obligations addressed within existing guidance under U.S. generally accepted accounting principles. The update is effective for annual and interim reporting periods for fiscal years beginning after December 15, 2013, with early adoption permitted. Teva believes that the adoption of this standard will not have a material impact on its consolidated statements.

In February 2013, the FASB issued ASU 2013-02, which relates to additional reporting and disclosure of amounts reclassified out of accumulated other comprehensive income (“OCI”). Under this guidance, companies are required to disclose the amount of income (or loss) reclassified out of OCI to each line item on the income statement where net income is presented. The guidance allows companies to elect whether to disclose the reclassification in the notes to the financial statements or in the income statement. This update was effective for annual and interim reporting periods for fiscal years beginning after December 15, 2012. Teva’s adoption of this standard did not have a material impact on its consolidated statements.

In January 2013, the FASB issued ASU 2013-01, which clarifies that a previous update applies to derivatives accounted for in accordance with Topic 815, Derivatives and Hedging, including bifurcated embedded derivatives, repurchase agreements and reverse repurchase agreements, and securities borrowing and securities lending transactions that are either offset in accordance with Section 210-20-45 or Section 815-10-45 or subject to an enforceable master netting arrangement or similar agreement. This update was effective for annual and interim reporting periods for fiscal years beginning on or after January 1, 2013. Teva’s adoption of this standard did not have a material impact on its consolidated statements.

In July 2012, the FASB issued ASU 2012-02, which amends previous guidance on testing certain indefinite-lived intangible assets, other than goodwill, for impairment by allowing an entity to perform a qualitative impairment assessment. If the entity determines, on the basis of qualitative factors, that the fair value of the indefinite-lived intangible asset is not more likely than not (i.e., a likelihood of more than 50 percent) impaired, the entity would not need to calculate the fair value of the asset and perform a quantitative impairment test. In addition, the standard does not amend the requirement to test these assets for impairment between annual tests if there is a change in events or circumstances; however, it does revise the examples of events and circumstances that an entity should consider in interim periods. ASU 2012-02 was effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. Teva’s adoption of this standard did not have a material impact on its consolidated statements.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Condensed Consolidated Financial Statements – (Continued)

(Unaudited)

NOTE 3 – Certain transactions:

Debt repayment:

During the first quarter of 2013, Teva prepaid a total of approximately $1.8 billion of debt, consisting of $1 billion principal amount of its 1.7% senior notes due 2014, $500 million principal amount of its 5.55% senior notes due 2016, and $248 million of the European Investment Bank floating rate loan due 2015. During the second quarter of 2013, we repaid the $200 million principal amount of floating rate senior notes issued in November 2011 as part of the financing of the Cephalon acquisition, which matured in May 2013.

Amendment 69 to the Israeli Law for the Encouragement of Capital Investments:

During the second quarter of 2013, we paid taxes in the amount of 336 million new Israeli shekels (approximately $91 million) under Amendment 69 to the Israeli Law for the Encouragement of Capital Investments. This amendment permits an Israeli company to pay a reduced tax rate on its tax-exempt profits accumulated prior to the end of 2011, which the company can then distribute to its shareholders without paying additional corporate tax. The payment was made by one of Teva’s Israeli subsidiaries with respect to its own tax-exempt profits.

Should Teva decide, prior to November 11, 2013, to pay additional amounts under the amendment with respect to its remaining Israeli tax-exempt profits, such payments could amount to up to approximately $650 million. See note 14f to our consolidated financial statements for the year ended December 31, 2012.

NOTE 4 – Inventories:

Inventories consisted of the following:

	June 30, 2013	December 31, 2012
	U.S. $ in millions
	Unaudited	Audited
Finished products	$2,786	$2,871
Raw and packaging materials	1,637	1,754
Products in process	724	751
Goods in transit	179	126

	$5,326	$5,502

NOTE 5 – Earnings (loss) per share:

Basic earnings (loss) per share is computed by dividing net income (loss) attributable to Teva by the weighted average number of ordinary shares outstanding during the period, net of treasury shares.

In computing diluted earnings per share for the six months ended June 30, 2013 and 2012, respectively, and the three months ended June 30, 2012, basic earnings per share was adjusted to take into account the potential dilution that could occur upon: (i) the exercise of options and non-vested restricted stock units (“RSUs”) granted under employee stock compensation plans and one series of convertible senior debentures, using the treasury stock method; and (ii) the conversion of the remaining convertible senior debentures using the “if-converted” method, by adding interest expense on the debentures and amortization of issuance costs, net of tax benefits, and by adding the weighted average number of shares issuable upon assumed conversion of the debentures to net income.

In computing the loss per share for the three months ended June 30, 2013, no adjustment was made to take into account any possible dilution to the basic loss per share in light of the loss.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Condensed Consolidated Financial Statements – (Continued)

(Unaudited)

NOTE 6 – Revenue recognition:

The Company recognizes revenues from product sales, including sales to distributors when persuasive evidence of an arrangement exists, delivery has occurred, the selling price is fixed or determinable and collectability is reasonably assured. This generally occurs when products are shipped and title and risk and rewards for the products are transferred to the customer.

Revenues from product sales are recorded net of provisions for estimated chargebacks, rebates, returns, cash discounts and other deductions, such as shelf stock adjustments, which can be reasonably estimated. When sales provisions are not considered reasonably estimable by Teva, the revenue is deferred to a future period when more information is available to evaluate the impact.

Provisions for rebates and chargebacks including Medicaid and other governmental program discounts, including those required by the U.S. health care reform, rebates and other promotional items, such as shelf stock adjustments, are included in “sales reserves and allowances” under “current liabilities.” These provisions are recognized concurrently with the sales of products. Provisions for doubtful debts and prompt payment discounts are netted against “accounts receivable.”

Calculations for these deductions from sales are based on historical experience and the specific terms in the individual agreements. Rebates and chargebacks are the largest components of sales reserves and allowances. Rebates are recognized based on contractual obligations in place at the time of sales with consideration given to relevant factors that may affect the payment as well as historical experience for estimated market activity. Provisions for estimating chargebacks are determined using historical chargeback experience, or expected chargeback levels and wholesaler sales information for new products, which are compared to externally obtained distribution channel reports for reasonableness. Shelf-stock adjustments are granted to customers based on the existing inventory of a customer following decreases in the invoice or contract price of the related product and are estimated based on expected market performance. Teva records a reserve for estimated sales returns by applying historical experience of customer returns to the amounts invoiced and the amount of returned products to be destroyed versus products that can be placed back in inventory for resale.

Revenue resulting from the achievement of milestone events stipulated in the agreements is recognized when the milestone is achieved. Milestones are based upon the occurrence of a substantive element specified in the contract or as a measure of substantive progress towards completion under the contract.

Revenues and other arrangements from licensees, sales of licensed products and technology, are recorded in accordance with the contract terms, when third-party sales can be reliably measured and collection of the funds is reasonably assured.

Sales reserves and allowances consisted of the following:

	June 30, 2013	December 31, 2012
	U.S. $ in millions
Rebates	$2,853	$2,983
Chargebacks	1,162	1,273
Returns	480	506
Other	281	172

	$4,776	$4,934

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Condensed Consolidated Financial Statements – (Continued)

(Unaudited)

NOTE 7 – Equity:

Accumulated Other Comprehensive Loss

The following table provides details about reclassifications out of accumulated other comprehensive loss to the statement of income (loss):

Details about Accumulated Other Comprehensive Loss Components	Amount Reclassified from Accumulated Other Comprehensive Loss		Affected Line Item in the Statement of Income (Loss)
	Three months ended June 30, 2013	Six months ended June 30, 2013
	U.S. $ in millions
Currency translation adjustment	$—	$17	Financial expenses—net
Loss on derivative financial instruments	5	5	Net revenues
Other	1	1	Various *

	6	23
Tax adjustment	5	6	Provision for income taxes

Total reclassifications for the period	$11	$29

*	Including cost of sales, research and development expenses – net, selling and marketing expenses and general and administrative expenses.

Share repurchase program

In December 2011, Teva’s board of directors authorized the Company to repurchase up to an aggregate of $3 billion of its ordinary shares and American depository shares, of which, as of June 30, 2013, $1.33 billion remains available for repurchases. This repurchase authorization has no time limit.

The following table summarizes the shares which were repurchased and the amount Teva spent on these repurchases:

	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012
	in millions
Amount spent on shares repurchased	$297	$134	$497	$667

Number of shares repurchased	7.6	3.5	12.8	15.4

NOTE 8 – Entity-wide disclosure:

Financial reports to Teva’s chief operating decision makers evolve over time as Teva’s business develops, as well as following major acquisitions. In past years, Teva has reported under a notion of “One Teva.” In 2012, following the appointment of Teva’s new Chief Executive Officer, Dr. Jeremy M. Levin, Teva completed a comprehensive review of its strategy, organizational and business structure and began implementing changes to support the new strategy and to align the organization. Upon the completion of certain organizational changes anticipated by the end of 2013, the Company intends to re-evaluate its entity-wide disclosure and segment reporting.

Impairment tests on goodwill are performed at the level of the reporting unit. The determination of reporting units is largely dependent on how the business is managed and its reporting structure. In completing re-evaluation of its segment reporting, the allocation of goodwill to reporting units will also be re-evaluated, which might result in impairment.

For the purposes of these unaudited financial statements for the period ended June 30, 2013, Teva has continued to report under a single segment, as in the past.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Condensed Consolidated Financial Statements – (Continued)

(Unaudited)

Revenues by geographic area were as follows:

	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012
	U.S. $ in millions
United States:
Generic	$970	$1,054	$1,865	$2,273
Specialty	1,497	1,365	2,977	2,862
Others	55	45	121	81

Total United States	2,522	2,464	4,963	5,216
Europe*:
Generic	860	905	1,733	1,706
Specialty	405	406	817	774
Others	192	192	401	373

Total Europe	1,457	1,503	2,951	2,853
Rest of the World:
Generic	581	655	1,128	1,252
Specialty	149	178	325	387
Others	215	194	458	388

Total Rest of the World	945	1,027	1,911	2,027

Total revenues	$4,924	$4,994	$9,825	$10,096

*	All members of the European Union, Switzerland, Norway and certain South Eastern Europe countries.

NOTE 9 – Fair value measurement:

The Company measures fair value and discloses fair value measurements for financial assets and liabilities. Fair value is based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The accounting standard establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value into three broad levels, which are described below:

Level 1: Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2: Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3: Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

In determining fair value, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible and considers counterparty credit risk in its assessment of fair value.

Changes in fair value of available for sale securities, net of taxes, are reflected in other comprehensive income. Unrealized losses considered to be temporary are reflected in other comprehensive income; unrealized losses that are considered to be other-than-temporary are charged to income as an impairment charge.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Condensed Consolidated Financial Statements – (Continued)

(Unaudited)

Financial items carried at fair value as of June 30, 2013 and December 31, 2012 are classified in the tables below in one of the three categories described above:

	June 30, 2013
	U.S. $ in millions
	Level 1	Level 2	Level 3	Total
Cash and cash equivalents:
Money market securities	$209	$—	$—	$209
Cash deposits and other	1,036	—	—	1,036
Marketable securities*:
Auction rate securities	—	—	17	17
Collateral debt obligations	—	—	1	1
Equity securities	74	—	—	74
Structured investment vehicles	—	91	—	91
Other	6	—	—	6
Derivatives **:
Liabilities derivatives—mainly options and forward contracts	—	(16)	—	(16)
Interest rate and cross-currency swaps (liabilities)	—	(259)	—	(259)
Asset derivatives—mainly options and forward contracts	—	37	—	37
Interest rate swaps (assets)	—	3	—	3
Contingent consideration in connection with Cephalon acquisition	—	—	(145)	(145)

Total	$1,325	$(144)	$(127)	$1,054

	December 31, 2012
	U.S. $ in millions
	Level 1	Level 2	Level 3	Total
Cash and cash equivalents:
Money market securities	$331	$—	$—	$331
Cash deposits and other	2,548	—	—	2,548
Marketable securities*:
Auction rate securities	—	—	32	32
Collateral debt obligations	—	—	1	1
Equity securities	72	—	—	72
Structured investment vehicles	—	100	—	100
Other—mainly debt securities	5	—	—	5
Derivatives **:
Liability derivatives—mainly options and forward contracts	—	(29)	—	(29)
Interest rate and cross-currency swaps (liabilities)	—	(109)	—	(109)
Asset derivatives—mainly options and forward contracts	—	20	—	20
Interest rate swaps (assets)	—	4	—	4
Contingent consideration in connection with Cephalon acquisition	—	—	(131)	(131)

Total	$2,956	$(14)	$(98)	$2,844

*	Marketable securities consist mainly of debt securities classified as available-for-sale and are recorded at fair value. The fair value of quoted securities is based on current market value (Level 1 input) or observable prices (Level 2 input). When securities do not have an active market or observable prices, fair value is determined using a valuation model (Level 3 input). This model is based on reference to other instruments with similar characteristics, or a discounted cash flow analysis, or other pricing models making use of market inputs and relying as little as possible on entity-specific inputs.
**	Derivatives primarily represent foreign currency and option contracts, interest rate and cross-currency swaps which are valued primarily based on observable inputs including interest rate curves and both forward and spot prices for currencies.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Condensed Consolidated Financial Statements – (Continued)

(Unaudited)

The following table summarizes the activity for those assets and liabilities where fair value measurements are estimated utilizing Level 3 inputs:

	June 30, 2013	December 31, 2012
	U.S. $ in millions
Carrying value at the beginning of the period	$(98)	$(139)
Amount realized	(16)	(10)
Contingent consideration in connection with Cephalon acquisition	(14)	40
Net change to fair value:
Included in earnings—financial expense—net	1	4
Included in accumulated other comprehensive loss	—	7

Carrying value at the end of the period	$(127)	$(98)

Cephalon had contingent consideration liabilities related to future milestone payments due to past acquisitions.

We determined the fair value of the liability for the contingent consideration based on a probability weighted discounted cash flow analysis. This fair value measurement is based on significant unobservable inputs in the market and thus represents a Level 3 measurement within the fair value hierarchy. The fair value of the contingent consideration liability associated with future milestone payments was based on several factors, including:

•	Cash flows projected from the success of unapproved product candidates in the U.S. and Europe;

•	Probability of success for product candidates including risks associated with uncertainty, achievement and payment of milestone events;

•	Time and resources needed to complete the development and approval of product candidates;

•	Life of the potential commercialized products and associated risks of obtaining regulatory approvals in the U.S. and Europe; and

•	Risk adjusted discount rate for fair value measurement.

The contingent consideration payments have been recorded as a liability, and their fair value will be evaluated quarterly or more frequently if circumstances dictate. Changes in the fair value of contingent consideration will be recorded in earnings.

Significant changes in unobservable inputs, mainly the probability of success and cash flows projected, could result in material changes to the contingent consideration liability.

Financial Instruments Not Measured at Fair Value

Teva’s financial instruments consist mainly of cash and cash equivalents, marketable securities, current and non-current receivables, short-term credit, accounts payable and accruals, long-term loans and other long-term senior notes and loans, convertible senior debentures and derivatives.

The fair value of the financial instruments included in working capital and non-current receivables approximates their carrying value. The fair value of long-term bank loans mostly approximates their carrying value, since they bear interest at rates close to the prevailing market rates.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Condensed Consolidated Financial Statements – (Continued)

(Unaudited)

The fair value of the financial instruments that are measured on a basis other than fair value are presented in the below table:

	Estimated fair value*
	June 30, 2013	December 31, 2012
	U.S. $ in millions
Senior notes included under long term liabilities	$(8,683)	$(10,494)
Senior notes and convertible senior debentures included under short term liabilities	(2,397)	(2,870)

Carrying value at the end of the period	$(11,080)	$(13,364)

*	The fair value was estimated based on quoted market prices, where available.

Marketable Securities

The fair value, amortized cost and gross unrealized holding gains and losses of such securities are presented in the below table:

	Fair value	Amortized cost	Gross unrealized holding gains	Gross unrealized holding losses
	U.S. $ in millions
June 30, 2013	$398	$401	$23	$26
December 31, 2012	$541	$533	$27	$19

Note 10 – Derivative instruments and hedging activities:

The group carries out transactions involving derivative financial instruments (mainly forward exchange contracts, written and purchased currency options, cross-currency swap contracts and interest rate swaps contracts). The transactions are designed to hedge the Company’s currency exposure and interest exposure.

The Company does not enter into derivative transactions for trading purposes.

Derivatives that do not qualify for hedge accounting are recognized on the balance sheet at their fair value, with changes in the fair value recognized as a component of “financial expenses—net” in the statements of income. The cash flows associated with these derivatives are reflected as cash flows from operating activities in the consolidated statements of cash flows.

Derivatives that qualify as a fair value hedge are recognized on the balance sheet at their fair value, with changes in the fair value reported with the carrying amount of the hedged asset or liability.

For derivatives that qualify as cash-flow hedges, the effective portion of these derivatives’ fair value is initially reported as a component of other comprehensive income.

For derivatives that qualify for hedge accounting, the cash flows associated with these derivatives are reported in the consolidated statements of cash flows consistently with the classification of cash flows from the underlying hedged items that these derivatives are hedging.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Condensed Consolidated Financial Statements – (Continued)

(Unaudited)

Derivative instrument disclosure

The following table summarizes the notional amounts for hedged items, when transactions are designated as hedge accounting:

	June 30, 2013	December 31, 2012
	U.S. $ in millions

Interest rate swap—cash flow hedge	$1,100	$1,100

Interest rate swap—fair value hedge	$2,500	$1,550

Cross currency swap—cash flow hedge	$1,875	$1,875

Forecasted transactions—cash flow hedge	$320	$200

The following table summarizes the classification and fair values of derivative instruments:

		Fair value
	Reported under	June 30, 2013	December 31, 2012
		U.S. $ in millions

Asset derivatives—interest rate swap—fair value hedge designated as hedging instruments	Other current assets	$3	$4

Liability derivatives—interest rate swap—cash flow hedge designated as hedging instruments	Other current liabilities	$(2)	$(4)

Liability derivatives—interest rate swap—fair value hedge designated as hedging instruments	Senior notes and loans	$(172)	$(14)

Liability derivatives—cross currency swap—cash flow hedge designated as hedging instruments	Senior notes and loans	$(85)	$(91)

Liability derivatives, comprising mainly option and forward contracts, not designated as hedging instruments	Other current liabilities	$(16)	$(29)

Asset derivatives, comprising mainly option and forward contracts, not designated as hedging instruments	Other current assets	$37	$20

Derivatives on foreign exchange contracts hedge Teva’s balance sheet items from currency exposure but are not designated as hedging instruments for accounting purposes. With respect to such derivatives, gains of $41 million and losses of $5 million were recognized under financial expenses-net for the six months ended June 30, 2013 and 2012, respectively, and gains of $39 million and losses of $19 million were recognized under financial expenses-net for the three months ended June 30, 2013 and 2012, respectively. Such gains offset the revaluation of the balance sheet items also booked under financial expenses-net.

With respect to the interest rate and cross-currency swap agreements, gains of $19 million and $10 million were recognized under financial expenses-net for the six months ended June 30, 2013 and 2012, respectively, and gains of $9 million and $5 million were recognized under financial expenses-net for the three months ended June 30, 2013 and 2012, respectively. Such gains mainly reflect the differences between the fixed interest rate and the floating interest rate.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Condensed Consolidated Financial Statements – (Continued)

(Unaudited)

NOTE 11 – Legal settlements, impairments, restructuring and others:

Legal settlements, impairments, restructuring and others consisted of the following:

	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012
	U.S. $ in millions
Legal settlements and reserves	$1,435	$(1)	$1,462	$18
Impairments of long-lived assets	49	8	64	95
Restructuring	23	21	64	61
Other expenses	32	27	34	30

Total	$1,539	$55	$1,624	$204

In the second quarter of 2013, Teva recorded an additional provision of $930 million relating to the settlement of the pantoprazole patent litigation. See “Intellectual Property Matters” in note 12.

Teva further recorded a provision of $485 million for loss contingencies relating to the modafinil antitrust litigation. See “Competition Matters” in note 12.

NOTE 12 – Contingencies:

General

From time to time, Teva and its subsidiaries are subject to claims for damages and/or equitable relief arising in the ordinary course of business. In addition, as described below, in large part as a result of the nature of its business, Teva is frequently subject to patent litigation. Teva believes that it has meritorious defenses to all actions brought against it and vigorously pursues the defense or settlement of each such action. Except as described below, Teva does not currently have a reasonable basis to estimate the loss, or range of loss, that is reasonably possible with respect to such actions.

Teva records a provision in its financial statements to the extent that it concludes that a contingent liability is probable and the amount thereof is estimable. Based upon the status of these cases, management’s assessment of the likelihood of damages, and the advice of counsel, no provisions have been made except as noted below. Because litigation outcomes and contingencies are unpredictable, and because excessive verdicts can occur, these assessments involve complex judgments about future events and can rely heavily on estimates and assumptions.

Based on currently available information, Teva believes that none of the proceedings brought against it described below is likely to have a material adverse effect on its financial condition. However, if one or more of such proceedings were to result in final judgments against Teva, such judgments could be material to its results of operations and cash flow in a given period. In addition, Teva may incur significant legal and related expenses in the course of defending its positions even if the facts and circumstances of a particular litigation do not give rise to a provision in the financial statements.

From time to time, Teva seeks to develop generic versions of patent-protected pharmaceuticals for sale prior to patent expiration in various territories. In the United States, to obtain approval for most generics prior to the expiration of the originator’s patent(s), Teva must challenge the patent(s) under the procedures set forth in the Hatch-Waxman Act of 1984, as amended. To the extent that Teva seeks to utilize such patent challenge procedures, Teva is and expects to be involved in patent litigation regarding the validity, enforceability or infringement of the originator’s patent(s). Teva may also be involved in patent litigation involving the extent to which alternate manufacturing process techniques may infringe originator or third-party process patents. From time to time, Teva is also involved in litigation regarding patents in other countries where it does business. The laws concerning generic pharmaceuticals and patents differ from country to country.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Condensed Consolidated Financial Statements – (Continued)

(Unaudited)

Additionally, depending upon a complex analysis of a variety of legal and commercial factors, Teva may, in certain circumstances, elect to market a generic version even though litigation is still pending. This could be before any court decision is rendered or while an appeal of a lower court decision is pending. To the extent Teva elects to proceed in this manner, it could face substantial liability for patent infringement if the final court decision is adverse to Teva.

The general rule for damages in patent infringement cases is that the patentee should be compensated by no less than a reasonable royalty, and it may also be able in certain circumstances to be compensated for its lost profits. The amount of a reasonable royalty award would be calculated based on the sales of Teva’s generic product. The amount of lost profits would be based on the lost sales of the branded product. The launch of an authorized generic and other generic competition may be relevant to the damages calculation. In addition, in some jurisdictions, such as the United States, the patentee may seek consequential damages as well as enhanced damages of up to three times the profits lost by the patent holder for willful infringement, although courts have typically awarded much lower multiples.

Although Teva currently has insurance coverage for certain products and types of damages for patent infringement, a claim for coverage may be subject to a deductible, involve a co-insurance participation, exceed policy limits or ultimately be found to relate to damages that are not covered by Teva’s policy, and insurance for additional products may be difficult to obtain. Furthermore, any insurance recovery would not be recognized for financial statement purposes until collection is assured.

Teva’s business inherently exposes it to potential product liability claims. As Teva’s portfolio of available medicines continues to expand, the number of product liability claims asserted against Teva has increased. Teva maintains product liability insurance coverage in amounts and with terms that it believes are reasonable and prudent in light of its business and related risks. However, Teva sells, and will continue to sell, pharmaceuticals that are not covered by insurance; in addition, it may be subject to claims for which insurance coverage is denied as well as claims that exceed its policy limits. Product liability coverage for pharmaceutical companies is becoming more expensive and increasingly difficult to obtain. As a result, Teva may not be able to obtain the type and amount of coverage it desires.

In connection with third-party agreements, Teva may under certain circumstances be required to indemnify, and may be indemnified by, in unspecified amounts, the parties to such agreements against third-party claims. Teva’s agreements with third parties may require Teva to indemnify them, or require them to indemnify Teva, for the costs and damages incurred in connection with product liability claims, in specified or unspecified amounts.

Except as otherwise noted, all of the litigation matters disclosed below involve claims arising in the United States. All third-party sales figures given below are based on IMS data.

Intellectual Property Matters

In June 2007, Teva Canada commenced sales of its 2.5 mg, 5 mg, 7.5 mg, 10 mg and 15 mg olanzapine tablets, which are the generic versions of Eli Lilly’s Zyprexa®. Following the launch, Lilly sued Teva Canada for patent infringement. Lilly’s patent (which expired in April 2011) was found invalid in October 2009, and again in November 2011 following reconsideration. Lilly’s appeal was dismissed in September 2012, and on May 16, 2013, the Supreme Court of Canada dismissed Lilly’s application for leave to appeal the dismissal. This matter is now concluded.

In December 2007, Teva commenced sales of its 20 mg and 40 mg pantoprazole sodium tablets, which are the AB-rated generic versions of Wyeth’s Protonix®. Altana Pharma and Wyeth Pharmaceuticals (collectively, “Wyeth”) sued Teva for patent infringement, and in April 2010, following a jury trial, the jury returned a verdict finding that the patent, which Teva had infringed, was not invalid.

The trial in the damages phase of the case began on June 3, 2013. On June 11, 2013, Teva entered into a settlement agreement with Wyeth, which was announced on June 12, 2013. As part of the settlement, which provides for the release of all claims against Teva and its subsidiaries, Teva agreed to pay $1.6 billion to Wyeth. Teva has paid $660 million to date and is obligated to pay $140 million by October 1, 2013 and the remainder in 2014. As a result of the settlement, management has recorded a provision of approximately $930 million in the second quarter of 2013, in addition to the $670 million provision previously recorded in the 2012 financial statements. Teva believes that it may have up to approximately $560 million of net insurance coverage available to defray the payments, subject to recovery from the insurance carriers, which are disputing their obligation to cover as well as the claimed limits of coverage.

Product Liability Matters

On June 23, 2011, the United States Supreme Court held, in Pliva, Inc. v. Mensing, one of the metoclopramide cases mentioned below, that federal law preempts state law product liability claims brought against generic pharmaceutical

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Condensed Consolidated Financial Statements – (Continued)

(Unaudited)

manufacturers under a “failure to warn” theory. On June 24, 2013, the United States Supreme Court held, in Mutual Pharmaceutical Company, Inc. v. Bartlett, that “design defect” claims against a generic manufacturer are also preempted by federal law because they are essentially failure to warn claims and therefore are preempted on the same grounds as the claims in Mensing. Teva believes that these decisions are likely to reduce its aggregate exposure in currently pending product liability lawsuits involving generic products, including those described below, although the extent of such reduction is uncertain at this time.

Teva subsidiaries Barr Pharmaceuticals and Duramed have been named as defendants in approximately 6,000 personal injury product liability cases brought against them and other manufacturers by plaintiffs claiming injuries from the use of certain estrogen and progestin products. The cases primarily involved medroxyprogesterone acetate (a progestin prescribed to women receiving estrogen-containing hormone therapy), although a small number involved Cenestin® (an estrogen-containing medicine sometimes prescribed to treat symptoms associated with menopause). Over 5,900 cases have been dismissed, either because the plaintiffs were unable to demonstrate actual use of a Barr or Duramed product or as a result of the Mensing decision. There are approximately 70 remaining cases, and additional dismissals are possible. Of these cases, 18 involve the alleged ingestion of Cenestin® and are part of a multidistrict litigation in an Arkansas federal court. Approximately half of the other pending cases are part of a mass tort proceeding in the Philadelphia Court of Common Pleas, and the remainder are part of a multicounty proceeding in a New Jersey state court; all of these cases involve the alleged ingestion of generic drugs. The vast majority of the claims are covered by insurance.

Teva and its subsidiaries have been named as defendants in approximately 4,000 product liability lawsuits brought against them and other manufacturers by approximately 4,400 plaintiffs claiming injuries (including allegations of neurological disorders, such as tardive dyskinesia) from the use of metoclopramide (the generic form of Reglan®). Certain of these claims are covered by insurance. For over 20 years, the FDA-approved label for metoclopramide has contained warning language about the risk of tardive dyskinesia, and that the risk of developing the disorder increases with duration of treatment and total cumulative dose. In February 2009, the FDA announced that manufacturers of metoclopramide would be required to revise the label, including the addition of a “black box” warning about the risk of tardive dyskinesia resulting from long-term usage. The cases of approximately 500 of the plaintiffs have been dismissed or otherwise resolved to date. Teva expects to be dismissed from at least some of the remaining cases on the basis that some plaintiffs cannot demonstrate that they used a Teva product. Approximately 40% of the plaintiffs are parties to cases against Teva that are part of a mass tort proceeding in the Philadelphia Court of Common Pleas. In addition, there are mass tort proceedings under way in state courts in California and New Jersey. All of the cases in the Philadelphia court have been stayed with respect to the generic defendants pending resolution of appeals regarding whether the claims should be dismissed due to federal preemption. On July 29, 2013, the Pennsylvania Superior Court affirmed, in part, and reversed, in part, the trial court’s denial of the generic defendants’ preemption motion. This ruling substantially allows the cases to proceed. The Company intends to seek further review of this decision. In the California litigation, which now includes about half of the total plaintiffs, the defendants’ motion to dismiss has been denied. In the New Jersey proceeding, the trial court granted the defendants’ motion to dismiss, on federal preemption grounds, all claims other than those based on an alleged failure to timely update the label. A federal case in the District of Vermont against Pliva, a subsidiary of Teva, had been scheduled for trial in July 2013 based solely on the claim that the plaintiff’s injuries were caused by the absence from Pliva’s product label of language in the “Indications,” “Usage” and “Dosing and Administration” sections of the label of the brand drug (Reglan®) that was approved by the FDA in July 2004. This case was settled on July 8, 2013. Another federal case against Pliva, in the Eastern District of North Carolina, in which the plaintiffs are attempting to pursue private enforcement of claims for alleged violations of federal regulations regarding post-market surveillance and adverse event reporting, may be scheduled for trial later this year.

Competition Matters

On June 17, 2013, the United States Supreme Court held, in Federal Trade Commission v. Actavis, Inc. (the “AndroGel case”), that a “rule of reason” test should be applied in analyzing whether settlements between brand and generic pharmaceutical companies to resolve patent litigation potentially violate the federal antitrust laws. In doing so, the Supreme Court reversed a decision of the United States Court of Appeals for the Eleventh Circuit that found that such settlement agreements should be analyzed under a “scope of the patent” test. The Supreme Court adopted an approach in which each agreement must be analyzed in its entirety by the trial court to determine whether the agreement violates the antitrust laws. The Supreme Court’s new rule of reason test may lead to increased scrutiny of Teva’s patent settlements, additional administrative action by the FTC, and an increased risk of liability in Teva’s currently pending antitrust litigations.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Condensed Consolidated Financial Statements – (Continued)

(Unaudited)

In April 2006, Teva Pharmaceuticals USA, Inc. (“Teva USA”), Barr Laboratories, Inc. and Cephalon, Inc. (all subsidiaries of Teva) were named, along with Mylan Laboratories, Inc., Ranbaxy Laboratories Ltd. and Ranbaxy Pharmaceuticals, Inc., in a class action lawsuit filed in the United States District Court for the Eastern District of Pennsylvania. The case alleges that the settlement agreements involving finished modafinil products (the generic version of Provigil®) that Cephalon entered into with the various generic pharmaceutical companies in late 2005 and early 2006 were unlawful because they had the effect of excluding generic competition. The first lawsuit was brought by King Drug Company of Florence, Inc. on behalf of itself and as a proposed class action on behalf of any other person or entity that purchased Provigil® directly from Cephalon from January 2006 until the alleged unlawful conduct ceases. The first generic modafinil product was launched in March 2012. Similar allegations have been made in a number of additional complaints, including those filed on behalf of proposed classes of direct and indirect purchasers, by an individual indirect purchaser, by certain retail chain pharmacies and by Apotex, Inc. These cases seek various forms of injunctive and monetary relief, including damages based on the difference between the brand price and what the generic price would have been, and disgorgement of profits, trebled under the relevant statutes, plus attorneys’ fees and costs. At the time the settlement agreements were entered into, annual sales of Provigil® were approximately $500 million. Annual sales of Provigil® in March 2012, when the first generic modafinil product was launched, were approximately $1 billion.

In February 2008, following an investigation, the FTC sued Cephalon, alleging that Cephalon violated Section 5 of the Federal Trade Commission Act, which prohibits unfair or deceptive acts or practices in the marketplace, by unlawfully maintaining a monopoly in the sale of Provigil® and improperly excluding generic competition. In March 2010, the District Court denied defendants’ motions to dismiss the federal antitrust claims and some of the related state law claims. Another class action lawsuit with essentially the same allegations was initiated by an independent pharmacy in Tennessee in November 2009 and dismissed in December 2010. In May 2010, another independent pharmacy also filed suit in Ohio with the same allegations. This case has been transferred to the Eastern District of Pennsylvania.

Teva has agreed in principle to a settlement with certain of the retail chain pharmacies (representing approximately half of the direct purchases of Provigil® from Cephalon) and, given the significant similarities in the claims asserted and damages claimed by certain other purchaser plaintiffs, has concluded that a provision for certain other parts of the litigation is warranted. Accordingly, management has recorded a provision of $485 million in the financial statements for the second quarter of 2013 for these matters. Management expects that the settlement demands of the remaining parties could be significantly higher, and there can be no assurance that the Company will be able to reach settlements with the remaining parties on these terms. Because the FTC lawsuit described above seeks no monetary damages, and no fines or penalties have been asserted against Cephalon, no provision has been recorded for this matter.

In October 2011, the District Court hearing the antitrust cases described above, as well as patent claims brought by plaintiff Apotex, issued its decision regarding Apotex’s invalidity claims as to Cephalon’s Patent No. RE 37,516, finding the patent to be invalid based on obviousness, among other things, and unenforceable based on inequitable conduct. In March 2012, the District Court ruled that Apotex’s product does not infringe Cephalon’s patent. On April 8, 2013, the United States Court of Appeals for the Federal Circuit affirmed the District Court’s rulings of invalidity and inequitable conduct in a per curiam decision. Cephalon’s petition for a rehearing before an en banc panel of the Federal Circuit was denied on May 31, 2013. Plaintiffs in the antitrust case have asked the District Court to apply the inequitable conduct and invalidity findings to the antitrust cases in an effort to establish antitrust liability, but the District Court has not yet ruled on those requests.

In April 2011, the European Commission opened a formal investigation against both Cephalon and Teva to assess whether the 2005 settlement agreement between the parties might have had the object or effect of hindering the entry of generic modafinil. The opening of proceedings indicates that the Commission will investigate the case as a matter of priority, but does not mean that there has been a definitive finding of violation of law.

Barr Laboratories has been named as a co-defendant with Bayer Corporation, The Rugby Group, Inc. and others in approximately 38 class action complaints filed in state and federal courts by direct and indirect purchasers of ciprofloxacin (Cipro®) from 1997 to the present. The complaints allege that a 1997 Bayer-Barr patent litigation settlement agreement was anticompetitive and violated federal antitrust laws and/or state antitrust and consumer protection laws. In March 2005, the court in the federal multidistrict litigation granted summary judgment in Barr’s favor and dismissed all of the federal actions before it. Following unsuccessful appeals and petitions for certiorari that were denied by the United States Supreme Court, the federal actions have effectively ended. In addition, all but three state cases (California, Kansas and Florida) have been dismissed. In the California case, the trial court granted defendants’ summary judgment motions, and the California Court of Appeal affirmed in October 2011. Plaintiffs petitioned for review by the California Supreme

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Condensed Consolidated Financial Statements – (Continued)

(Unaudited)

Court, which decided to hear the appeal, but then suspended the case before completion of briefing, pending the United States Supreme Court’s disposition of other cases presenting antitrust challenges to Hatch-Waxman patent settlements. The plaintiffs moved to maintain the stay in order for the trial court to evaluate a proposed settlement with Bayer, and on July 16, 2013, the California Supreme Court granted the stay and directed the trial court to review the settlement. The Kansas action is stayed, and the Florida action is in the very early stages, with no hearings or schedule set to date.

In December 2011, three groups of plaintiffs sued Wyeth and Teva for alleged violations of the antitrust laws in connection with their settlement of patent litigation involving venlafaxine ER (generic Effexor® ER). The cases were filed by a purported class of direct purchasers, by a purported class of indirect purchasers and by certain chain pharmacies. Plaintiffs claim that the settlement agreement between Wyeth and Teva unlawfully delayed generic entry. Plaintiffs also have asserted claims against Wyeth alone for fraud on the United States Patent Office. Teva filed motions to dismiss in April 2012. The case was stayed pending the decision in the AndroGel case, and has now been re-opened.

In February 2012, two purported classes of direct-purchaser plaintiffs sued GlaxoSmithKline and Teva for alleged violations of the antitrust laws in connection with their settlement of patent litigation involving lamotrigine (generic Lamictal®). In August 2012, a purported class of indirect purchaser plaintiffs filed a nearly identical complaint against GSK and Teva. Plaintiffs claim that the settlement agreement unlawfully delayed generic entry and seek unspecified damages. In December 2012, the District Court dismissed the cases. Plaintiffs’ appeal was stayed pending the decision in the AndroGel case. The case has been remanded for further proceedings.

Starting in September 2012, plaintiffs in 11 cases, including overlapping purported class actions, sued AstraZeneca and Teva, as well as Ranbaxy and Dr. Reddy’s, for violating the antitrust laws by entering into settlement agreements to resolve the esomeprazole (generic Nexium®) patent litigation. These cases have been consolidated and transferred to the District of Massachusetts, and trial may begin as early as February 2014. Defendants’ motions to dismiss were denied on April 18, 2013.

In April 2013, purported classes of direct purchasers and end payors of Niaspan® (extended release niacin) sued Teva and Abbott for violating the antitrust laws by entering into a settlement agreement to resolve patent litigation over the product. Plaintiffs have moved for the creation of a multidistrict litigation in the United States District Court for the Eastern District of Pennsylvania and defendants have moved for creation of a multidistrict litigation in the United States District Court for the Southern District of New York.

On July 22, 2013, lawsuits were filed in the United States District Court for the Eastern District of Pennsylvania by a purported class of end payors for, and direct purchasers of, Solodyn® ER (minocycline hydrochloride) against Medicis, the innovator, and several generic manufacturers, including Teva. The lawsuits allege, among other things, that the settlement agreements between Medicis and the generic manufacturers violated the antitrust laws.

In January 2013, GlaxoSmithKline (GSK) filed a lawsuit against Teva for violations of the Lanham Act in the marketing of its Budeprion XL 300 mg product. The lawsuit alleges that Teva made false representations when it said that its Budeprion XL 300 mg product was bioequivalent to GSK’s Wellbutrin® XL 300 mg and “implicitly communicated” that the product was as safe and efficacious as GSK’s product. GSK seeks hundreds of millions of dollars in lost profits, disgorgement and enhanced damages. At the time Teva began selling Budeprion XL 300 mg, annual sales of Wellbutrin® XL 300 mg were approximately $1 billion. Teva has filed a motion to dismiss the complaint on the grounds that GSK cannot challenge a determination of bioequivalence made by the FDA retroactively through the Lanham Act and that Teva’s alleged statements were not false or misleading as a matter of law. Oral argument on the motion to dismiss, which had been scheduled for May 30, 2013, has been postponed.

Government Reimbursement Investigations and Drug Pricing Litigation

Together with many other pharmaceutical manufacturers, Teva and/or its subsidiaries in the United States, including Teva USA, Sicor Inc., IVAX Pharmaceuticals, Inc. and Barr (collectively, the “Teva parties”), were named as defendants in a number of cases in state and federal courts throughout the country that relate generally to drug price reporting by manufacturers. Such price reporting is alleged to have caused governments and others to pay inflated reimbursements for covered drugs. These drug pricing cases, which seek unspecified amounts in money damages, civil penalties, treble damages, punitive damages, attorneys’ fees and/or administrative, injunctive, equitable or other relief, are at various stages of litigation.

A number of state attorneys general and others have filed various actions against the Teva parties (either collectively or individually) relating to reimbursements or drug price reporting under Medicaid or other programs. The Teva parties reached settlements in most of these cases, and remain parties to litigation in Illinois, Missouri and Wisconsin. A settlement in principle has been reached in the Missouri case. Trial in the Illinois case is scheduled to begin on October 28, 2013. A provision for the cases, including the settlements and settlements in principle, was included in the financial statements.

In December 2009, the United States District Court for the District of Massachusetts unsealed a complaint alleging that numerous drug manufacturers, including Teva USA and other subsidiaries, violated the federal False Claims Act in connection with Medicaid reimbursement for certain vitamins, dietary supplements and DESI products that were allegedly ineligible for reimbursement. The Department of Justice declined to join in the matter. The defendants, including Teva USA, filed a motion to dismiss, which was granted on February 25, 2013. The plaintiffs’ deadline to appeal the dismissal has not yet expired.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Condensed Consolidated Financial Statements – (Continued)

(Unaudited)

Other Government Investigations

In 2008, Cephalon entered into settlement agreements with the U.S. government and various parties and states relating to allegations of off-label promotion of Actiq®, Provigil® and Gabitril®. In connection with the settlements, Cephalon agreed to plead guilty to one misdemeanor violation of the U.S. Food, Drug, and Cosmetic Act, pay a fine and settlement, and enter into a five-year corporate integrity agreement with the Office of the Inspector General of the Department of Justice. Cephalon continues to defend against putative class action and other complaints regarding its sales and marketing practices with respect to such products. For example, Cephalon is a defendant in a putative class action filed in United States District Court for the Eastern District of Pennsylvania claiming that the plaintiffs suffered monetary losses because Actiq® was promoted and prescribed for uses not approved by the FDA when there were allegedly less expensive pain management drugs that were more appropriate for patients’ conditions. A hearing on the plaintiffs’ motion for class certification was held on July 24, 2013. A separate set of plaintiffs allege similar claims against Cephalon involving the drugs Provigil® and Gabitril®. Cephalon is also a defendant in a lawsuit filed by the State of South Carolina alleging violations of the state’s unfair trade practices law and common law in connection with the alleged off-label promotion of Actiq®, Provigil® and Gabitril®. Additionally, Cephalon has received and has responded to subpoenas related to Treanda®, Nuvigil® and Fentora®. On March 15, 2013, a federal False Claims Act complaint filed against Cephalon in the Southern District of New York was unsealed. The complaint alleges off-label promotion of Treanda® and Fentora®. Although the government declined to intervene in the action, the qui tam relator is proceeding with the matter and has filed a second amended complaint. Cephalon’s motion to dismiss was filed on July 31, 2013.

Beginning in 2012, Teva received subpoenas and informal document requests from the SEC and the Department of Justice to produce documents with respect to compliance with the Foreign Corrupt Practices Act (the “FCPA”) in certain countries. Teva is cooperating with the government. Teva is also conducting a voluntary investigation into certain business practices that may have FCPA implications and has engaged independent counsel to assist in its investigation. In the course of its investigation, which is continuing, Teva has identified issues that could potentially rise to the level of FCPA violations and has brought them to the attention of the SEC and the DOJ. No conclusion can be drawn at this time as to any likely outcomes in these matters.

Environmental Matters

Teva’s subsidiaries, including those in the United States and its territories, are parties to a number of proceedings, including some brought pursuant to the Comprehensive Environmental Response, Compensation and Liability Act (commonly known as the Superfund law) or other national, federal, provincial or state and local laws imposing liability for alleged noncompliance with various environmental laws and regulations or for the investigation and remediation of releases of hazardous substances and for natural resource damages. Many of these proceedings seek to require the generators of hazardous wastes disposed of at a third-party-owned site, or the party responsible for a release of hazardous substances into the environment that impacted a site, to investigate and clean up the sites or to pay for such activities, including for oversight by governmental authorities, the response costs associated with such oversight and any related damages to natural resources. Teva and/or certain of its subsidiaries have been made a party to these proceedings, along with other potentially responsible parties, as an alleged generator of wastes that were disposed of or treated at third-party waste disposal sites, or as a result of an alleged release from one of Teva’s and/or its subsidiaries’ (or its predecessors’) facilities or former facilities that may have adversely impacted the environment.

In many of these cases, the government or private litigants allege that the responsible parties are jointly and severally liable for the investigation and cleanup costs. Although the liability among the responsible parties may be joint and several, these proceedings are frequently resolved so that the allocation of cleanup and other costs among the parties reflects the relative contributions of the parties to the site conditions and takes into account other pertinent factors. Teva’s potential liability varies greatly at each of the sites in the proceedings; for some sites the costs of the investigation, cleanup and natural resource damages have not yet been determined, and for others Teva’s allocable share of liability has not been determined. At other sites, Teva has been paying a share of the costs, the amounts of which have not been, and are not expected to be, material. Teva has taken an active role in identifying those costs, to the extent they are identifiable and estimable, which do not include reductions for potential recoveries of cleanup costs from insurers, indemnitors, former site owners or operators or other potentially responsible parties. In addition, civil proceedings relating to alleged federal and state regulatory violations at some of Teva’s facilities may result in the imposition of significant civil penalties (in amounts not expected to materially adversely affect Teva’s results of operations) and the recovery of certain state costs and natural resource damages, and may require that corrective measures be implemented.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Condensed Consolidated Financial Statements – (Continued)

(Unaudited)

Other Litigation

Teva’s leading specialty medicine, Copaxone® (glatiramer acetate), which is responsible for a very significant contribution to profits and cash flow from operations, faces patent challenges in the United States and other countries. Teva believes that Copaxone® has strong patent protection and that an equivalent generic version would be difficult to develop. However, if one or more generic versions of Copaxone® were to be approved and Teva’s patents were successfully challenged, or if there were a launch at risk, Teva would face generic competition for Copaxone® prior to the expiration of its patents. Earlier than expected generic competition would adversely affect Teva’s results of operations.

In August 2008, following the submission by Sandoz Inc. and Momenta Pharmaceuticals, Inc. of an ANDA for a generic version of Copaxone®, Teva sued Sandoz, its parent Novartis AG and Momenta in the United States District Court for the Southern District of New York for infringement of four Orange Book patents, which expire on May 21, 2014. An additional five patents are at issue in the litigation, including one process patent that expires on September 1, 2015. This case has been consolidated with a subsequently filed patent infringement suit against Mylan Laboratories and Natco Pharma Limited. In August 2011, the District Court issued its claim construction opinion, which adopted all relevant interpretations by Teva and rejected all of the interpretations put forth by Sandoz/ Momenta and Mylan/Natco (collectively, the “Defendants”). A trial on inequitable conduct took place in June 2011, and a trial on validity and infringement took place in September 2011. In June 2012, the District Court issued its trial decision, in which it upheld the validity and enforceability of the nine patents at issue and found that Defendants’ purported generic products would infringe all nine patents. As a result of this decision, in July 2012, the District Court enjoined the FDA from granting final approval to the Defendants’ ANDAs prior to May 24, 2014, and enjoined the Defendants from selling their purported generic products until September 1, 2015. The Defendants appealed the District Court’s rulings, and oral argument was heard on May 7, 2013. On July 26, 2013, the United States Court of Appeals for the Federal Circuit affirmed the District Court’s judgment regarding the validity and infringement of four patents that expire in May 2014. The appellate court, however, reversed the trial court and declared the other patents expiring in May 2014 and the patent expiring in September 2015 to be invalid. Teva plans to file further appeals. Unless the appellate court’s decision is reversed upon further appeal, the District Court’s injunction would likely be amended so that it would only prohibit generic competition in the United States until May 24, 2014.

In April 2012, Teva filed suit in the United States District Court for the Southern District of New York against Synthon Pharmaceuticals (“Synthon”) following Synthon’s submission of an ANDA for a generic version of Copaxone®. The filing of this action led to a 30-month stay of FDA approval of Synthon’s ANDA. The litigation against Synthon remains stayed pending the resolution of the appeal in the Sandoz and Mylan action.

Mylan has also challenged the patents on Copaxone® in Europe and in Canada. In March 2011, Generics UK Limited (a Mylan subsidiary) initiated proceedings before the UK High Court challenging the validity of the U.K. counterpart to the Orange Book patents, which expires on May 23, 2015, and asserting that its proposed product does not infringe. In July 2012, the court ruled in favor of Teva, and on July 29, 2013, the Court of Appeal for England and Wales found in favor of Teva, upholding the validity of the asserted claims of the U.K. patent and denying Mylan’s application for a declaration of non-infringement.

In August 2011, Mylan SAS initiated revocation proceedings challenging the validity of the French counterpart to the Orange Book patents, which expires on May 23, 2015. No trial date has been scheduled. In September 2012, Mylan B.V. initiated revocation proceedings challenging the validity of the Dutch counterpart to the Orange Book patents, which expires on May 23, 2015. A trial on the validity of the Dutch patent took place on June 28, 2013. Mylan has also applied for a declaration of noninfringement for its proposed product, and a trial is scheduled for November 2013. On June 2, 2013, Synthon filed an action in Spain to contest the grant of an approximate three-month term extension of the Spanish patent, which corresponds to the Orange Book patents for Copaxone. In response to the filing of a generic application and corresponding patent challenge in Canada, Teva initiated patent infringement proceedings against Mylan based on the Canadian counterpart to the Orange Book patents, which expires on May 23, 2015, and such action triggered a 24-month stay of Mylan’s regulatory approval.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Condensed Consolidated Financial Statements – (Continued)

(Unaudited)

Other Teva innovative, branded or specialty medicines, including Azilect®, Nuvigil®, Amrix®, Fentora® and ProAir® HFA, are also subject to patent challenges.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Forward-Looking Statements

The following discussion and analysis contains forward-looking statements, which express the current beliefs and expectations of management. Such statements involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to develop and commercialize additional pharmaceutical products, including our ability to develop, manufacture, market and sell biopharmaceutical products, competition for our innovative medicines, especially Copaxone® (including competition from innovative orally-administered alternatives as well as from potential purported generic equivalents), competition for our generic products (including from other pharmaceutical companies and as a result of increased governmental pricing pressures), competition for our specialty pharmaceutical businesses, our ability to achieve expected results through our specialty, including innovative, R&D efforts, the effectiveness of our patents and other protections for innovative products, decreasing opportunities to obtain U.S. market exclusivity for significant new generic products, our ability to identify, consummate and successfully integrate acquisitions and license products, the effects of increased leverage as a result of recent acquisitions, the extent to which any manufacturing or quality control problems damage our reputation for high quality production and require costly remediation, our potential exposure to product liability claims to the extent not covered by insurance, increased government scrutiny in both the U.S. and Europe of our agreements with brand companies, potential liability for sales of generic medicines prior to a final resolution of outstanding patent litigation, our exposure to currency fluctuations and restrictions as well as credit risks, the effects of reforms in healthcare regulation and pharmaceutical pricing and reimbursement, any failures to comply with the complex Medicare and Medicaid reporting and payment obligations, governmental investigations into sales and marketing practices (particularly for our specialty pharmaceutical products), uncertainties surrounding the legislative and regulatory pathways for the registration and approval of biotechnology-based medicines, adverse effects of political or economic instability, corruption, major hostilities or acts of terrorism on our significant worldwide operations, interruptions in our supply chain or problems with our information technology systems that adversely affect our complex manufacturing processes, any failure to retain key personnel or to attract additional executive and managerial talent, the impact of continuing consolidation of our distributors and customers, variations in patent laws that may adversely affect our ability to manufacture our products in the most efficient manner, potentially significant impairments of intangible assets and goodwill, potential increases in tax liabilities resulting from challenges to our intercompany arrangements, the termination or expiration of governmental programs or tax benefits, environmental risks, and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2012, in this report and in our other filings with the U.S. Securities and Exchange Commission (“SEC”).

Forward-looking statements speak only as of the date on which they are made, and we undertake no obligation to update any forward-looking statements or other information contained in this report, whether as a result of new information, future events or otherwise. You are advised, however, to consult any additional disclosures we make in our reports to the SEC on Form 6-K. Also note that we provide a cautionary discussion of risks and uncertainties under “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2012. These are factors that we believe could cause our actual results to differ materially from expected results. Other factors besides those listed could also adversely affect us. This discussion is provided as permitted by the Private Securities Litigation Reform Act of 1995.

Introduction

We are a fully-integrated global pharmaceutical company. Our business includes three primary areas: generic, specialty and over-the-counter (“OTC”) medicines. As the world’s largest generic company with an established specialty medicines portfolio, we are strategically positioned to benefit from the current changes in the global healthcare environment.

Our business strategy seeks to capitalize on the growing global need for medicines and evolving market, economic and legislative dynamics. These changes include aging populations, increased spending on pharmaceuticals in emerging market countries, economic pressures on governments and private payors to provide cost-effective healthcare solutions, global evolution in healthcare, legislative reforms, unmet patient needs, an increase in patient awareness and the growing importance of OTC medicines.

We believe that our strategy, dedicated employees, world-leading generic expertise and portfolio, global reach, integrated R&D capabilities and global infrastructure and scale position us at the forefront of a changing industry and enable us to take advantage of opportunities created by these dynamics.

Results of Operations

Comparison of Three Months Ended June 30, 2013 to Three Months Ended June 30, 2012

Highlights

•

Our revenues amounted to $4.9 billion, a decrease of 1% compared to the second quarter of 2012, primarily due to lower sales of generic medicines in the United States and in Europe, as well as lower sales in our ROW markets, which were largely offset by higher sales of Copaxone® as well as by higher revenues from our OTC products. Foreign currency fluctuations negatively impacted revenues by $55 million.

•

Revenues in the United States increased 2% due to growth in specialty medicines revenues, partially offset by lower sales of generic medicines. Revenues in Europe decreased 3%, reflecting lower sales of generic medicines. In our ROW markets, revenues decreased 8%, mainly due to foreign currency fluctuations.

•

Global generic medicines revenues amounted to $2.4 billion, 8% lower than in the second quarter of 2012. Our specialty medicines portfolio generated revenues of $2.1 billion, 5% higher than in the second quarter of 2012.

•	Our sales of Copaxone® reached $1.1 billion, a 9% increase compared to the second quarter of 2012, primarily due to higher sales in the United States and in Europe.

•	Gross profit amounted to $2.6 billion, a decrease of 2%, or $64 million, compared to the second quarter of 2012. Gross margin decreased to 52.7% from 53.2%.

•

Operating loss amounted to $586 million compared to operating profit of $1.0 billion in the second quarter of 2012. The decrease was primarily due to provisions relating to litigation and settlements recorded in the second quarter of 2013, including an additional charge of $930 million in connection with the settlement of our pantoprazole patent litigation and a provision of $485 million relating to our modafinil litigation.

•	Net loss attributable to Teva amounted to $452 million, compared to net income attributable to Teva of $863 million in the comparable quarter of 2012.

•	Cash flow from operating activities amounted to $875 million, compared to $1.2 billion in the second quarter of 2012.

•

Exchange rate differences between the current quarter and the second quarter of 2012 had a negative impact on revenues, a net negative impact of $33 million on operating loss and a negative impact of $0.1 billion on our equity.

Financial Data

The following table presents certain financial data as a percentage of net revenues for the period indicated and the percentage change for each item as compared to the second quarter of last year:

	Percentage of Net Revenues Three Months Ended June 30,			Percentage Change
	2013	2012		2013 from 2012
	%		%	%
Net revenues	100.0	100.0		(1)
Gross profit	52.7	53.2		(2)
Research and development expenses—net	6.9	6.0		14
Selling and marketing expenses	19.9	19.6		*
General and administrative expenses	6.5	6.3		1
Legal settlements, impairments, restructuring and others	31.3	1.1		2,698
Operating income (loss)	(11.9)	20.2		n/a
Financial expenses—net	1.8	2.0		(8)
Income (loss) before income taxes	(13.7)	18.2		n/a
Provision for income taxes	(4.5)	0.8		n/a
Share in losses of associated companies—net	0.1	0.2		(75)
Net loss attributable to non-controlling interests	(0.1)	(0.1)		*
Net income (loss) attributable to Teva	(9.2)	17.3		n/a

*	Less than 0.5%.

Revenues

General

Revenues for the three months ended June 30, 2013 amounted to $4.9 billion, a decrease of 1% compared to the second quarter of 2012. The decrease was primarily attributable to a decline in revenues of generic medicines, primarily in the United States and Europe, and exchange rate fluctuations in our ROW markets, primarily in Japan. The decline was largely offset by higher revenues of Copaxone® in the United States and in Europe as well as by higher revenues from our OTC products.

Revenues by Geographic Area

The following table presents revenues by geographic area for the three months ended June 30, 2013 and 2012:

	Three Months Ended June 30,				Percentage Change
	2013	2012	% of 2013	% of 2012	2013-2012
	U.S. $ in millions
United States:
Generic	$970	$1,054	20%	21%	(8%)
Specialty	1,497	1,365	30%	27%	10%
Others	55	45	1%	1%	22%

Total United States	2,522	2,464	51%	49%	2%
Europe*:
Generic	860	905	18%	18%	(5%)
Specialty	405	406	8%	8%	§
Others	192	192	4%	4%	§

Total Europe	1,457	1,503	30%	30%	(3%)
Rest of the World:
Generic	581	655	12%	13%	(11%)
Specialty	149	178	3%	4%	(16%)
Others	215	194	4%	4%	11%

Total Rest of the World	945	1,027	19%	21%	(8%)

Total Revenues	$4,924	$4,994	100%	100%	(1%)

*	All members of the European Union, Switzerland, Norway and certain South Eastern Europe countries.
§	Less than 0.5%.

United States

In the second quarter of 2013, we had revenues of $2.5 billion, a 2% increase compared to the second quarter of 2012. Total prescriptions in the twelve months ended June 30, 2013 amounted to 576 million, representing 14.2% of total U.S. prescriptions, and new prescriptions amounted to 315 million. We expect that our U.S. market leadership position will continue to increase as a result of the enhancement of our specialty business, our ability to introduce new generic equivalents for brand-name products on a timely basis, our emphasis on customer service, the breadth of our product line, our commitment to regulatory compliance and quality and our cost-effective production. We will continue to seek to capitalize on Paragraph IV launches, and we intend to establish a leading position in high-value generics by pursuing first-to-market opportunities and by developing complex generic products, as well as by enhancing the value of our portfolio by concentrating on high-margin, low competition markets.

Generic Medicines

Revenues from generic medicines in the United States during the second quarter of 2013 amounted to $970 million, a decrease of 8% compared to $1.1 billion in the comparable quarter of 2012. The decrease resulted mainly from a decline in sales of escitalopram oxalate, for which we had exclusive rights in the second quarter of 2012, royalties related to the sales of the generic equivalent of Lipitor® (atorvastatin) under our agreement with Ranbaxy, which we received in the second quarter of 2012, and a decline in sales of irbesartan tablets and irbesartan HCTZ tablets, which were launched at the end of the first quarter of 2012. These decreases were partially offset by higher sales of budesonide inhalation and amphetamine salts IR, as well as products that were sold in the second quarter of 2013 that were not sold in the second quarter of 2012, the largest of which was fenofibrate.

Among the most significant generic medicines we sold in the U.S. during the second quarter of 2013 were generic versions of Pulmicort® (budesonide inhalation), Adderall IR® (amphetamine salts IR), Tricor® (fenofibrate), Adderall XR® (mixed amphetamine salts ER), Accutane® (isotretinoin, which we market as Claravis™) and Provigil® (modafinil).

Launches. In the second quarter of 2013, we launched generic versions of the following branded medicines in the U.S. (listed by month of launch):

Generic Name	Brand Name	Month of Launch	Total Annual Branded Medicines Market at Time of Generic Launch $ millions (IMS)*
Oxymorphone tablets 5 & 10 mg	Opana®	April	$61
Fluoxetine / olanzapine capsules 25 mg / 3 mg	Symbyax®	April	$11
Levalbuterol inhalation solution 0.31, 0.63 & 1.25 mg	Xopenex®	April	$382
Topotecan injection 1 mg/mL, 4 mg	**	May	$—
Sildenafil tablets 20 mg	Revatio®	May	$275

*	Branded medicines annual market size as quoted by IMS is a commonly used measurement of the relative significance of a potential generic product. The figures given are for the twelve months ended in the calendar quarter closest to our launch. Generic equivalents of any given product are typically sold at prices substantially lower than the branded product price.
**	Approved via 505(b)(2) regulatory pathway; Not equivalent to a brand product.

We expect that our revenues in the U.S. will continue to benefit from our strong generic pipeline, which, as of July 19, 2013, had 142 product registrations awaiting FDA approval, including 38 tentative approvals. Collectively, the branded versions of these 142 products had annual U.S. sales exceeding $91 billion. Of these applications, 102 were Paragraph IV applications challenging patents of branded medicines. We believe we are first to file with respect to 62 of these products, the branded versions of which had annual U.S. sales of more than $45 billion. IMS reported brand sales are one of the many indicators of future potential value of a launch, but equally important are the mix and timing of competition, as well as cost effectiveness. However, potential advantages of being the first filer with respect to some of these products may be subject to forfeiture and/or shared exclusivity.

The FDA requires companies to submit abbreviated new drug applications (ANDAs) for approval to manufacture and market generic forms of brand-name drugs. In most instances, FDA approval is granted upon the expiration of the underlying patents. However, companies may be rewarded with a 180-day period of marketing exclusivity, as provided by law, for being the first generic applicant to successfully challenge these patents. As part of our strategy, we actively review pharmaceutical patents and seek opportunities to challenge patents that we believe are either invalid or not infringed by our generic version. In addition to the commercial benefit of obtaining marketing exclusivity, we believe that our patent challenges ultimately improve healthcare by allowing consumers earlier access to more affordable, high-quality medications.

During the second quarter of 2013, we received the below tentative approval. A “tentative approval” letter indicates that the FDA has substantially completed its review of an application and final approval is expected once the relevant patent expires, a court decision is reached, a 30-month regulatory stay lapses or a 180-day exclusivity period awarded to another manufacturer either expires or is forfeited.

Generic Name	Brand Name	Total Branded Market $ millions (IMS)*
Guanfacine ER tablets	Intuniv®	$496

*	Figure given is for the twelve months ended March 31, 2013.

Specialty Medicines

In the second quarter of 2013, our revenues from specialty medicines in the United States amounted to $1.5 billion, an increase of 10% compared to the second quarter of 2012. The main factors affecting our specialty medicines revenues were:

•	Reductions of inventory by wholesalers in 2012, resulting from the renegotiation of our distribution service agreements, which had an adverse impact on sales in the comparable quarter of 2012;

•	Price increases across the portfolio, including Copaxone®, which continues to be the most significant contributor to our profits and cash flow from operations; and

•	Volume growth driven by market demand, mainly for ProAir®, Treanda® , Azilect® and Qvar®; partially offset by

•	A reduction in revenues of our wake portfolio, following the introduction of generic competition beginning in March 2012.

Other Revenues

In the second quarter of 2013, other revenues in the United States amounted to $55 million, compared to $45 million in the comparable quarter of 2012. These revenues were generated from sales of OTC products to P&G pursuant to a manufacturing agreement.

Europe

Europe, which as of January 1, 2013 we define as the countries in the European Union, Norway, Switzerland and certain countries in South Eastern Europe, is a diverse region that has a population of over 500 million people. Revenues presented include those from all 36 countries currently in our European region.

Revenues in Europe in the second quarter of 2013 amounted to $1.5 billion, a decrease of 3% compared to the comparable quarter of 2012. In local currency terms, revenues decreased by 4%. The decline was mainly due to lower revenues from sales of generic medications.

As in previous years, European regulatory measures aimed at reducing healthcare and drug expenditures have continued to exert pressure on prices of generic medicines, but have also increased generic penetration in several European markets.

Generic Medicines

Revenues from generic medicines in Europe in the second quarter of 2013 were $860 million, a decrease of 5%. In local currency terms, revenues decreased 6%. The decrease in revenues was mainly due to our strategic focus on profitable and sustainable business, as well as changing market models in certain markets. In addition, there were no major launches during the current quarter, as compared to the second quarter of 2012. The impact of the increased generic penetration in France partially offset the decrease in revenues in other markets. Significant generic medicines launched during the quarter were: sildenafil, memantine and irbesartan HCTZ. We maintained our market position in major markets.

Specialty Medicines

In the second quarter of 2013, sales of specialty medicines in Europe amounted to $405 million, flat compared to the second quarter of 2012. In local currency terms, revenues decreased 1%. These results reflect lower sales of our oncology products due to increased competition and price erosion, and of our respiratory products, largely offset by growth in Copaxone® sales in several countries and higher sales of our women’s health products.

Other Revenues

Other revenues, mainly from our consumer healthcare partnership with P&G and from our distribution activities in Hungary, amounted to $192 million in the second quarter of 2013, the same as in the second quarter of 2012. Revenues from our partnership with P&G outpaced OTC market growth, and our OTC revenues reflect our increased market presence and expanded portfolio. These were offset by revenues from our distribution activities which declined compared to the second quarter of 2012.

Highlights for the second quarter of 2013 in our largest European markets:

•

Germany: Revenues in the second quarter of 2013 increased 2%, remaining flat in local currency terms, compared to the second quarter of 2012. Growth was primarily a result of higher Copaxone® sales, as we continued to gain patients, offset by lower sales of generic medicines both as a result of our strategic focus on sustainable and profitable business, which further reduced our market share, and due to the lack of major launches during the quarter.

•

France: Revenues in the second quarter of 2013 increased 7%, or 5% in local currency terms, compared to the second quarter of 2012. Growth was mainly driven by an increase in our generic medicines revenues, primarily due to higher generic penetration and improved profitability. However, our market share declined slightly as a result of our focus on profitable and sustainable business. Specialty revenues, which accounted for almost half of our revenues in France for the quarter, declined compared to last year due to increased pricing pressures and competition. Our women’s health products were negatively impacted by restrictions on the promotion of third and fourth generation oral contraceptives.

•

United Kingdom: Revenues in the second quarter of 2013 decreased 2%, but grew 1% in local currency terms, compared to the second quarter of 2012. The increase in local currency terms was mainly due to the successful launches of memantine and rivastigmine. We have maintained our position as the largest generic pharmaceutical company in the U.K.

•

Italy: Revenues in the second quarter of 2013 decreased 24%, or 26% in local currency terms, compared to the second quarter of 2012. The decrease is primarily the result of lower sales of our generic medications due to our renegotiations with certain wholesalers and our strategic focus on sustainable and profitable business.

•

Spain: Revenues in the second quarter of 2013 were flat compared to the second quarter of 2012. Sales of our generic medicines decreased, in part due to our strategic decision not to participate in the new Andalucian regional tender process, which was not in line with our focus on profitable and sustainable business. Revenues from our specialty medicines grew compared to the second quarter of 2012, due to the performance of Copaxone® which outpaced market growth. Our oral contraceptive products continued to grow strongly compared to the second quarter of 2012.

Rest of the World (“ROW”) Markets

These markets include all countries other than the United States and those in our European region. We began including, as of January 1, 2013, certain South Eastern European countries in “Europe.” The comparable revenues in 2012 have been presented according to the new definition.

Our ROW region includes both pure generic markets, such as Canada and Israel, and markets in which generic medicines are sold under brand names, such as several Asian and Latin American countries. Sales of branded generic medicines usually generate higher gross margins, but involve higher marketing expenditures than non-branded generics. These markets also vary widely in size, growth rates and the importance and acceptance of OTC products.

We consider Japan, Russia and the Latin American countries to be the major “emerging” generics markets, which are characterized by rapid growth and relatively high revenues of branded generics and OTC products, while Canada and Israel are “mature” generics markets that have higher generic penetration rates and therefore lower growth rates.

In the second quarter of 2013, our revenues in ROW markets were $945 million, a decrease of 8% compared to the second quarter of 2012. In local currency terms, revenues decreased 1%. Total revenues in our emerging generics markets for the second quarter of 2013 amounted to $637 million, which includes $504 million of revenues from Japan, Russia and Latin America and $133 million of revenues from all other ROW emerging markets. Revenues from our mature generics markets amounted to $308 million for the second quarter of 2013.

Revenues of generic products amounted to $581 million, which represented 61% of the total revenues in the region; revenues of specialty products amounted to $149 million, or 16% of total revenues in the region; and other revenues were $215 million, or 23% of total revenues in the region.

In Japan, our revenues in the second quarter of 2013 decreased 24%, or 7% in local currency terms, compared to the second quarter of 2012. The decrease in local currency terms was mainly due to lower sales of our generic medications.

Our revenues in Russia in the second quarter of 2013 decreased 19%, or 17% in local currency terms, as compared to the second quarter of 2012. This decrease was mainly attributable to the timing of tenders for Copaxone® and lower sales of government-funded generic medications, partially offset by higher sales of our branded generic medicines and OTC products.

We maintained our leading position and market share in the Russian generic pharmaceutical market.

In Latin America, revenues in the second quarter of 2013 declined 1%, but increased 13% in local currency terms, as compared to the second quarter of 2012. The growth in local currency terms primarily resulted from the performance of our OTC products and higher sales of generic medicines as well as a slight growth in women’s health products in certain markets. Higher Copaxone® sales in Brazil further contributed to the local currency growth though this was partially offset by lower sales in Mexico and Argentina due to increased competition. We continue to expect revenues to be negatively affected by drug price legislation in certain Latin American markets in the near future.

In Canada, where we are second in the generic pharmaceutical market, revenues in the second quarter of 2013 decreased 10%. The decrease reflects the effect of government-imposed price reforms and a decline in market share in the current quarter due to increased competition. As of June 30, 2013, we had 46 product registrations awaiting approval by the Therapeutic Products Directorate of Health Canada. An additional 14 product registrations have been approved but not yet launched. Collectively, the branded versions of these products had annual Canadian sales of approximately $2.2 billion.

Revenues in Israel in the second quarter of 2013 increased 2%, but declined 2% in local currency terms, as compared to the second quarter of 2012. The decrease in local currency terms primarily reflects lower API revenues, partially offset by higher revenues from our distribution activities.

Revenues by Product Line

The following table presents a breakdown of revenues by product line for the three months ended June 30, 2013 and 2012:

	Three Months Ended June 30,				Percentage Change 2013 from 2012
	2013	2012	% of 2013	% of 2012
	U.S. $ in millions

Generic Medicines	$2,411	$2,614	49%	52%	(8%)
API	181	200	4%	4%	(10%)
Specialty Medicines	2,051	1,949	42%	39%	5%
CNS	1,345	1,309	27%	27%	3%
Copaxone®	1,070	982	22%	20%	9%
Azilect®	87	95	2%	2%	(8%)
Nuvigil®	74	91	2%	2%	(19%)
Provigil®	19	48	§	1%	(60%)
Oncology	239	198	5%	4%	21%
Treanda®	177	139	4%	3%	27%
Respiratory	226	209	5%	4%	8%
ProAir®	115	87	2%	2%	32%
Qvar®	76	80	2%	2%	(5%)
Women’s Health	107	112	2%	2%	(4%)
Other Specialty	134	121	3%	2%	11%
All Others	462	431	9%	9%	7%
OTC	257	219	5%	5%	17%
Other Revenues	205	212	4%	4%	(3%)

Total	$4,924	$4,994	100%	100%	(1%)

§	Less than 0.5%.

Generic Medicines

Our generics category includes sales of generic medicines as well as API sales to third parties.

Revenues from our generic medicines declined by $203 million, or 8%, in the second quarter of 2013 as compared to the second quarter of 2012.

Our largest market for generics is the United States, with revenues of $970 million, down 8% from the second quarter of 2012. The decrease resulted mainly from a decline in sales of escitalopram oxalate, for which we had exclusive rights in the second quarter of 2012, royalties related to the sales of the generic equivalent of Lipitor® (atorvastatin) under our agreement with Ranbaxy, which we received in the second quarter of 2012, and a decline in sales of irbesartan tablets and irbesartan HCTZ tablets, which were launched at the end of the first quarter of 2012. These decreases were partially offset by higher sales of budesonide inhalation and amphetamine salts IR, as well as products that were sold in the second quarter of 2013 that were not sold in the second quarter of 2012, the largest of which was fenofibrate.

The U.S. market generated 40% of total generics revenues in the second quarter of 2013.

Revenues from generic medicines in Europe in the second quarter of 2013 amounted to $860 million, a decrease of 5% compared to the second quarter of 2012. In local currency terms, sales decreased 6%. The decrease was primarily the result of our strategic focus on sustainable and profitable business, as well as changing market models in certain markets.

In addition, there were no major launches of generic medications during the current quarter. The impact of increased generic penetration in France partially offset the decrease. The European market generated approximately 36% of our global generics revenues in the second quarter of 2013.

In our ROW markets, revenues from generic medicines amounted to $581 million, a decrease of 11% compared to $655 million in the second quarter of 2012. In local currency terms, revenues decreased 2%. The decrease was mainly due to lower revenues in Japan and Canada. The ROW markets generated approximately 24% of total generics revenues in the second quarter of 2013.

Active Pharmaceutical Ingredients (“API”)

API sales to third parties in the second quarter of 2013 amounted to $181 million, a decrease of 10% compared to the second quarter of 2012. The decrease resulted from lower sales in the United States and Europe, which were partially offset by higher sales in our ROW markets.

Specialty Medicines

Our revenues from specialty medicines reached $2.1 billion in the second quarter of 2013, an increase of 5% compared to the second quarter of 2012. Increased revenues of Copaxone® as well as of several other specialty medicines, mainly Treanda® and ProAir®, were partially offset by a decrease in revenues of Provigil® in the United States due to the introduction of generic competition during 2012, as well as lower revenues of Nuvigil® and Azilect®.

Central Nervous System (“CNS”)

Our central nervous system line includes Copaxone® for multiple sclerosis (“MS”), Azilect® for Parkinson’s disease, Provigil® and Nuvigil® for sleep disorders and Fentora® for the treatment of pain. In the second quarter of 2013, our CNS sales were $1.3 billion, an increase of 3% from the comparable quarter of 2012, primarily due to growth in Copaxone® revenues. This growth was partially offset by a decline in Provigil® and Nuvigil® revenues following the introduction of generic modafinil in the United States beginning in March 2012, as well as by a decline in revenues of Azilect®.

Copaxone®. In the second quarter of 2013, Copaxone® (glatiramer acetate injection) continued to be the leading MS therapy in the U.S. and globally. Our sales of Copaxone® during the period amounted to $1.1 billion, a 9% increase compared to the second quarter of 2012. Foreign currency fluctuations did not have a material impact on our Copaxone® revenues.

In the second quarter of 2013, sales of Copaxone® in the United States increased 17% to $817 million due to price increases (of 4.9% in October 2012 and of 9.9% in January 2013) and volume increases. Our U.S. market shares in terms of new and total prescriptions were 25.9% and 36.0%, respectively, according to June 2013 IMS data.

Revenues in the United States accounted for 76% of global Copaxone® revenues in the second quarter of 2013, an increase from the level of 71% in the second quarter of 2012.

In May 2013, the U.S. Food and Drug Administration accepted for review our sNDA for Copaxone® 40mg/1mL, a higher concentration dose of Copaxone® with a three times a week dosing regimen for patients with relapsing-remitting multiple sclerosis (“RRMS”).

Our non-U.S. Copaxone® revenues amounted to $253 million during the quarter, 10% lower than the second quarter of 2012. The decrease reflects the timing of tenders in Russia, which led to unusually high sales in the comparable quarter of 2012, and was partially offset by higher sales in Europe and Latin America.

Generic glatiramer acetate was approved and recently launched in Argentina. We do not expect this launch to materially affect our sales of Copaxone®.

In a governmental tender procedure in Mexico, a local manufacturer was allowed to bid on generic glatiramer acetate and was awarded part of the tender. We are pursuing legal action seeking to revoke the local manufacturer approval. We do not expect the award to materially affect our sales of Copaxone®.

Copaxone®, our leading innovative medicine, was responsible for $1.1 billion (including $817 million in the U.S.), or approximately 22%, of our revenues during the three months ended June 30, 2013, and a significantly higher percentage contribution to our profits and cash flow from operations during such period. Copaxone® faces competition from existing injectable products, such as the beta-interferons Avonex®, Betaseron®, Rebif® and Extavia®, as well as from

Tysabri®, a monoclonal antibody. In addition, we expect that the market for MS treatments will change significantly as a result of new and emerging therapies. In particular, the increasing number of oral treatments, such as Gilenya®, which was introduced in 2010 by Novartis, Biogen’s Tecfidera™, which was launched in the United States recently, and Genzyme’s Aubagio™, which has been approved in some markets, including the United States, are expected to provide especially intense competition due to the convenience of oral administration.

Our U.S. Orange Book patents covering Copaxone® expire in May 2014, with an additional non-Orange Book patent expiring in September 2015; we have patents expiring in May 2015 in most of the rest of the world. A number of our competitors in the U.S., including Momenta/Sandoz, Mylan/Natco and Synthon, have filed ANDAs for purported generic versions of Copaxone® challenging our patents. A recent Federal Circuit decision affirmed the lower court’s decision upholding the validity and infringement of four patents that expire in May 2014, but reversed the court’s decision with respect to the other patents at issue, finding the other four patents expiring in May 2014 and the patent expiring in September 2015 to be invalid. The appellate court’s decision, unless reversed on appeal, would thus permit generic competition in the United States as early as May 2014, assuming FDA approval.

The FDA is enjoined from granting final approval to any purported generics prior to May 24, 2014, and competitors are enjoined from selling their purported generics until September 1, 2015, and given the inability of even the most state-of-the-art analytical techniques to fully characterize active ingredients of Copaxone®, as well as published results showing significant differences in gene expression between Copaxone® and purported generic versions, the regulatory pathway for their approval is uncertain. We believe that any purported generic version should be studied in pre-clinical testing and full-scale, placebo-controlled clinical trials with measured clinical endpoints (such as relapse rate) in relapsing remitting multiple sclerosis patients to establish safety, efficacy and immunogenicity. Furthermore, because of the chemical complexity of Copaxone®; we believe that it can only be safely manufactured using a series of proprietary methods that have been perfected by Teva for more than 20 years.

Azilect®. We jointly market Azilect® (rasagiline tablets) with Lundbeck in certain key European countries. We exclusively market Azilect® in the United States and Germany and certain other markets, while Lundbeck exclusively markets Azilect® in the remaining European countries and certain other international markets.

Global in-market sales, which represent sales from Lundbeck and Teva to third parties, reached $119 million in the second quarter of 2013, compared to $108 million in the second quarter of 2012, an increase of 10%. The increase in sales is attributable mainly to increases of both price and volume in the United States.

Our sales of Azilect® amounted to $87 million, a decrease of 8% compared to the second quarter of 2012. The decrease is due to timing of sales from Teva to Lundbeck.

Nuvigil®. Our Nuvigil® (armodafinil) sales amounted to $74 million in the second quarter of 2013, compared to $91 million in the second quarter of 2012. Nuvigil®’s market share in terms of total prescriptions of the U.S. wake category was 43%.

Provigil®. Our sales of Provigil® (modafinil) amounted to $19 million in the second quarter of 2013, compared to $48 million in the second quarter of 2012. Provigil® began to face generic competition in the United States in March 2012 and as a result sales decreased substantially.

Oncology

Our specialty oncology line includes traditional oncology medicines as well as biosimilars that are indicated mainly for the supportive treatment of oncology patients. Sales of these medicines reached $239 million in the second quarter of 2013 as compared to $198 million in the comparable quarter of 2012. The increase resulted primarily from higher sales of Treanda®.

Sales of Treanda® amounted to $177 million in the second quarter of 2013, an increase of 27%, due to both volume and price increases.

During the period, sales of biosimilar oncology pharmaceuticals amounted to approximately $27 million, $2 million higher than in the second quarter of 2012.

Respiratory Products

Our respiratory product line includes only our branded respiratory products, the main ones being ProAir® and Qvar®. Sales of generic medicines indicated for the treatment of respiratory disease are reported as part of our generic medicines revenues.

Revenues from our respiratory branded medicines amounted to $226 million in the second quarter of 2013, an increase of 8% compared to the second quarter of 2012, primarily due to higher revenues of ProAir® partially offset by lower revenues in Europe.

ProAir® (albuterol HFA), which we sell only in the United States, is a short-acting beta-agonist (SABA) for the treatment of bronchial spasms linked to asthma or COPD and exercise-induced bronchospasm. ProAir® revenues in the second quarter of 2013 were $115 million, an increase of 32% compared to the second quarter of 2012. ProAir® maintained its leadership in the SABA market, with an exit market share of 53.0% in terms of total number of branded prescriptions during the period, up 1.6 points from the second quarter of 2012.

Qvar® (beclomethasone dipropionate HFA) is an inhaled corticosteroid for long-term control of chronic bronchial asthma. Qvar® global revenues amounted to $76 million, a decrease of 5% from the comparable quarter of 2012. In the United States, Qvar® maintained its second-place position in the inhaled corticosteroids category with significant growth in exit market share to 29.2% in terms of total number of branded prescriptions. In Europe, sales decreased slightly.

Women’s Health

This product line includes revenues only from our specialty women’s health medicines, which had revenues of $107 million in the second quarter of 2013, a decrease of 4% from $112 million in the comparable quarter of 2012. The decrease was primarily due to lower sales in the United States, partially offset by higher revenues in several European and ROW countries.

In June 2013, the U.S. Food and Drug Administration approved the emergency contraceptive Plan B One-Step® (levonorgestrel) tablet 1.5 mg for over-the-counter sale to all consumers in the United States.

All Others

OTC

Our revenues from OTC products for the second quarter of 2013 amounted to $257 million, compared to $219 million in the second quarter of 2012. Our revenues related to PGT amounted to $202 million, an increase of 14%, compared to $177 million in the comparable quarter of 2012. The increase was mainly due to higher sales of our existing PGT portfolio products. In addition, as of December 2012, the OTC products of Cephalon (Mepha) were included in the joint venture. During the quarter, the Vicks® product line was launched in Ukraine.

PGT’s in-market sales for the second quarter of 2013 amounted to $343 million. This amount represents sales of the combined OTC portfolios of Teva and P&G outside North America. Sales grew across all regions.

Revenues from the sales of OTC products in the United States to P&G amounted to $55 million in the second quarter of 2013, compared to $42 million in the second quarter of 2012.

Other Revenues

Other revenues include sales of third party products for which we act as distributors (mostly in Israel and Hungary), as well as miscellaneous items.

In the second quarter of 2013, our revenues in this category amounted to $205 million, down from $212 million in the second quarter of 2012 despite a minor positive impact from exchange rate fluctuations. In the second quarter 2012, our other revenues included $3 million of revenues from our animal health unit, which was sold on January 2, 2013.

Other Income Statement Line Items

Gross Profit

In the second quarter of 2013, gross profit amounted to $2.6 billion, a decrease of $64 million, or 2%, compared to the second quarter of 2012.

The decrease in gross profit primarily reflects lower revenues from generic medicines. The decrease was partially offset by higher profits from increased sales of Copaxone® and OTC products as well as lower costs related to regulatory actions taken in various manufacturing facilities. In addition, charges related to amortization of purchased intangible assets, which negatively impacted our gross profit, increased to $279 million in the second quarter of 2013 from $267 million in the second quarter of 2012.

Gross margin decreased to 52.7% in the current quarter from 53.2% in the second quarter of 2012. This 0.5% decrease in gross margin was primarily due to lower revenues from generic medicines (which decreased gross margin by approximately 1.3 points) and to higher amortization expenses (which decreased gross margin by approximately 0.3 points). This decrease was partially offset by higher OTC revenues (which increased gross margin by approximately 0.3 points), and higher revenues from Copaxone® (which increased gross margin by approximately 0.2 points), as well as lower costs related to regulatory actions taken in various manufacturing facilities and other charges (which, in the aggregate, increased gross margin by approximately 0.6 points).

Research and Development (R&D) Expenses

Net R&D spending for the quarter totaled $339 million, an increase of 14% compared to the second quarter of 2012, mainly driven by increased spending in our specialty R&D and to a lesser extent in our generics and OTC R&D. As a percentage of revenues, R&D spending was 6.9% in the second quarter of 2013, compared to 6.0% in the second quarter of 2012.

Approximately 62% of our R&D expenditures were for our specialty medicines, and the remainder were for generic and other R&D.

A portion of our R&D activities is conducted through joint ventures. Our share in R&D expenses of these joint ventures is reflected in the income statement under “share in losses of associated companies—net.”

In July 2013, we announced jointly with Lonza Group that following a strategic review of the Teva-Lonza joint venture, the companies have decided to discontinue their collaboration for the development, manufacturing and marketing of biosimilars, which began in 2009.

Teva Global R&D is currently creating the infrastructure for the development of new therapeutic entities (NTEs), which are known molecules that are formulated, delivered or used in a novel way to address unmet patient needs. To date, several NTEs have been internally approved for development and additional NTE candidates have been identified and are currently under assessment.

Selling and Marketing (S&M) Expenses

Selling and marketing expenses in the second quarter of 2013 amounted to $982 million, compared to $981 million in the second quarter of 2012. As a percentage of revenues, selling and marketing expenses increased to 19.9% in the second quarter of 2013 from 19.6% in the second quarter of 2012.

These expenses primarily reflect higher royalty payments for generic medicines in the United States and higher expenses related to our specialty medicines, especially Copaxone® in the United States and women’s health products as well as higher expenses related to our OTC products. The increase was substantially offset by lower expenses related to generic medicines and by the effect of currency fluctuations.

The increase in selling and marketing expenses as a percentage of revenues resulted from a higher proportion of specialty medicines and OTC products sold, which have higher than average selling and marketing expenses. The selling and marketing expenses as percentage of revenues of our generic medicines increased mostly due to the decrease in revenues of our generic medicines, while selling and marketing expenses did not decrease commensurately. In addition, the selling and marketing expenses as a percentage of revenues of our specialty medicines increased mainly due to the decrease in Provigil® and Nuvigil® sales, as well as the higher expenses related to women’s health products.

General and Administrative (G&A) Expenses

G&A expenses amounted to $319 million in the second quarter of 2013, representing 6.5% of revenues, as compared to $316 million and 6.3% of revenues in the second quarter of 2012. The increase in expenses was mainly due to higher legal costs, which were partially offset by lower costs of equity compensation of former employees. Exchange rate fluctuations had a negligible impact compared to the second quarter of 2012.

Legal Settlements, Impairments, Restructuring and Others

Legal settlements, impairments, restructuring and others amounted to $1,539 million in the second quarter of 2013, as compared to $55 million in the second quarter of 2012.

The increase mainly reflects provisions relating to litigation and settlements. In the second quarter of 2013, we recorded an amount of $1,435 million primarily relating to an additional provision of $930 million in connection with the settlement of our pantoprazole patent litigation and a provision of $485 million relating to our modafinil antitrust litigation.

Operating Income (Loss)

Operating loss was $586 million in the second quarter of 2013, compared to operating income of $1.0 billion in the second quarter of 2012.

The decrease in operating income was due to factors previously discussed, primarily higher expenses in connection with legal settlements and reserves, lower revenues and gross profit, higher R&D expenses and higher impairment of long-lived assets. Foreign exchange rate fluctuations had a net negative effect of $33 million, compared to the second quarter of 2012.

The decrease of 32.1 points in operating income as a percentage of revenues was mainly due to changes in the following items as a percentage of revenues: increased expenses in connection with legal settlements and reserves (29.2 points), higher R&D expenses (0.9 points), higher impairment of long-lived assets (0.8 points), lower gross margin (0.5 points), higher selling and marketing expenses (0.3 points), higher general and administrative expenses (0.2 points) as well as higher restructuring and other expenses (0.2 points).

Financial Expenses

Net financial expenses for the second quarter of 2013 amounted to $89 million, compared to $97 million during the second quarter of 2012. The lower expenses resulted primarily from positive foreign currency effects and lower debt balances, partially offset by increased financing costs resulting from the extended maturity of our debt portfolio.

Tax Rate

Tax benefits for the second quarter of 2013 amounted to $222 million, on pre-tax loss of $675 million, compared with a provision for taxes of $39 million on pre-tax income of $910 million in the comparable quarter of 2012.

We expect an annual tax benefit rate of 5.5% (tax benefit as a percentage of pre-tax income) for 2013, compared to an annual tax benefit rate of 7.5% in 2012. The 2013 expected annual tax benefit rate reflects the effects of amortization, legal settlements and reserves, tax benefits from planned mergers of certain subsidiaries, impairments and restructuring expenses, some of which occur in jurisdictions with a higher tax rate than our average group tax rate.

Net Income (Loss) and Share Count

Net loss attributable to Teva for the second quarter of 2013 amounted to $452 million, compared to net income attributable to Teva of $863 million in the second quarter of 2012. This decrease was due to the factors previously discussed, primarily our operating loss, as compared to operating income in the second quarter of 2012, partially offset by a tax benefit for the quarter as compared to a provision for income taxes in the second quarter of 2012, as well as lower financial expenses compared to the second quarter of 2012.

Diluted loss per share was $0.53 for the second quarter of 2013, compared to diluted earnings per share of $0.99 for the second quarter of 2012.

For the second quarter of 2013, the weighted average fully diluted share count was 849 million, compared to 873 million for the second quarter of 2012, primarily due to share repurchases during 2012 and 2013. At June 30, 2013, the share count for calculating Teva’s market capitalization was approximately 845 million.

During 2012, we repurchased approximately 28.1 million shares at a weighted average price of $41.64 per share, for an aggregate amount of approximately $1.2 billion.

During the first quarter of 2013, we repurchased approximately 5.2 million shares at an average price of $38.43 per share, for an aggregate amount of approximately $200 million.

During the second quarter of 2013, we repurchased approximately 7.6 million shares at an average price of $39.17 per share, for an aggregate amount of approximately $297 million.

These purchases were made pursuant to a repurchase plan of up to $3 billion authorized by our board of directors in December 2011. As of June 30, 2013, $1.33 billion remains available under the plan for repurchases. The repurchase program has no specified term, but is expected to be completed over a three-year period.

Comparison of Six Months Ended June 30, 2013 to Six Months Ended June 30, 2012

General

In general, the factors mentioned above that explain quarterly changes on a year-over-year basis are also relevant to a comparison of the results for the six months ended June 30, 2013 and 2012. Additional factors affecting the six months’ comparison are described below.

The following table presents certain financial data as a percentage of net revenues for the periods indicated and the percentage change for each item as compared to the six months ended June 30, 2013 and 2012:

	Percentage of Net Revenues Six Months Ended June 30,		Percentage Change 2013 from 2012
	2013	2012
	%	%	%
Net revenues	100.0	100.0	(3)
Gross profit	52.8	52.2	(2)
Research and development expenses—net	6.8	5.9	13
Selling and marketing expenses	20.1	18.9	4
General and administrative expenses	6.4	6.2	*
Legal settlements, impairments, restructuring and others	16.5	2.0	696
Operating income	3.0	19.2	(85)
Financial expenses—net	2.7	1.7	58
Income before income taxes	0.3	17.5	(99)
Provision for income taxes	(1.7)	0.3	n/a
Share in losses of associated companies—net	0.2	0.2	(4)
Net loss attributable to non-controlling interests	(0.1)	(0.1)	*
Net income attributable to Teva	1.9	17.1	(90)

*	Less than 0.5%.

Revenues

General

Revenues for the six months ended June 30, 2013 amounted to $9.8 billion, a decrease of 3% from the comparable period of 2012. The decline was primarily attributable to lower revenues from generic medicines in the United States and in our ROW markets, the loss of exclusivity for Provigil® and exchange rate fluctuations in our ROW markets. The decline was partially offset by higher revenues of Copaxone® and OTC products.

Revenues by Geographic Area

The following table presents revenues by geographic area for the six months ended June 30, 2013 and 2012:

	Six Months Ended June 30,				Percentage Change
	2013	2012	% of 2013	% of 2012	2013-2012
	U.S. $ in millions
United States:
Generic	$1,865	$2,273	19%	22%	(18%)
Specialty	2,977	2,862	30%	28%	4%
Others	121	81	1%	1%	49%

Total United States	4,963	5,216	50%	51%	(5%)
Europe*:
Generic	1,733	1,706	18%	17%	2%
Specialty	817	774	8%	8%	6%
Others	401	373	4%	4%	8%

Total Europe	2,951	2,853	30%	29%	3%
Rest of the World:
Generic	1,128	1,252	12%	12%	(10%)
Specialty	325	387	3%	4%	(16%)
Others	458	388	5%	4%	18%

Total Rest of the World	1,911	2,027	20%	20%	(6%)

Total Revenues	$9,825	$10,096	100%	100%	(3%)

*	All members of the European Union, Switzerland, Norway and certain South Eastern Europe countries.

United States

In the six months ended June 30, 2013, we had revenues of $5.0 billion, a 5% decrease over the comparable period of 2012.

Generic Medicines

Revenues from generic medicines in the United States in the six months ended June 30, 2013 amounted to $1.9 billion, a decrease of 18% compared to $2.3 billion in the same period of 2012.

Among the most significant generic medicines sold in the United States during the six months ended June 30, 2013 were generic versions of Pulmicort® (budesonide inhalation), Adderall IR® (amphetamine salts IR), Tricor® (fenofibrate), Provigil® (modafinil), Accutane® (isotretinoin, which we market as Claravis™) and Adderall XR® (mixed amphetamine salts ER).

Specialty Medicines

In the six months ended June 30, 2013, our revenues from specialty medicines in the United States amounted to $3.0 billion, an increase of 4% over the comparable period of 2012.

Other Revenues

In the six months ended June 30, 2013, other revenues in the United States amounted to $121 million, compared to $81 million in the comparable period of 2012.

Europe

Total revenues in Europe in the six months ended June 30, 2013 amounted to $3.0 billion, compared to $2.9 billion in the comparable period of 2012. In local currency terms, revenues increased 3%.

Generic Medicines

Revenues for generic medicines in Europe in the six months ended June 30, 2013 were $1.7 billion, an increase of 2%. In local currency terms, revenues increased 1%.

During the six months ended June 30, 2013, Teva received 470 generic approvals in Europe relating to 101 compounds in 194 formulations, including two European Medicines Agency (“EMA”) approvals valid in all EU member states. In addition, Teva had approximately 1,671 marketing authorization applications pending approval in various European countries, relating to 218 compounds in 409 formulations, including two applications pending with the EMA.

During 2013, we will continue to register products in the EU, using both the mutual recognition procedure (submission of applications in other member states following approval by a so-called reference member state) and the decentralized procedure (simultaneous submission of applications to chosen member states). We continue to use the centralized procedure to register our generic equivalent version of reference products that originally used this procedure.

Specialty Medicines

In the six months ended June 30, 2013, sales of specialty medicines in Europe amounted to $817 million, an increase of 6%, compared to the first six months of 2012. In local currency terms, revenues increased by 5%. The change was driven by increased sales of Copaxone®, which were partially due to the transition of the distribution and marketing rights for Copaxone® to us from Sanofi in several European countries, completed on February 1, 2012, as well as by growth of our women’s health products.

Other Revenues

Other revenues, mainly from our distribution activities in Hungary and from our consumer healthcare partnership with P&G, amounted to $401 million for the six months ended June 30, 2013, compared to $373 million in the comparable period of 2012. In local currency terms revenues increased by 6%.

Rest of the World (“ROW”) Markets

Our revenues in the six months ended June 30, 2013 in ROW markets amounted to $1.9 billion, a decrease of 6%, compared to the same period of 2012. In local currency terms, revenues were flat. Total revenues in our emerging generics markets for the six months ended June 30, 2013 amounted to $1.3 billion. These include $1 billion of revenues from Japan, Russia, and Latin American countries and $275 million of revenues from all other emerging ROW markets. Revenues from our mature generics markets, Canada and Israel, amounted to $615 million.

Sales of generic medicines amounted to $1.1 billion, which were 59% of the total revenues in the region; sales of specialty medicines amounted to $325 million, or 17% of total revenues in the region; and other revenues were $458 million, or 24% of total sales in the region.

Our sales in Japan in the six months ended June 30, 2013 decreased 19%, or 2% in local currency terms, compared to the same period in 2012, primarily due to lower sales of our generic medications.

Our revenues in Russia in the six months ended June 30, 2013 decreased 2%, but remained flat in local currency terms, compared to the same period of 2012.

In Latin America, revenues in the first six months of 2013 declined 6%, but increased 5% in local currency terms, compared to the same period of 2012.

In Canada, revenues in the six months ended June 30, 2013 decreased 12% compared to the first six months of 2012.

Revenues in Israel in the six months ended June 30, 2013 increased 4%, or 1% in local currency terms, compared to the same period of 2012.

Revenues by Product Line

The following table presents a breakdown of revenues by product line for the six months ended June 30, 2013 and 2012:

	Six Months Ended June 30,				Percentage Change
	2013	2012	% of 2013	% of 2012	2013 from 2012
	U.S. $ in millions

Generic Medicines	$4,726	$5,231	48%	52%	(10%)
API	367	399	4%	4%	(8%)
Specialty Medicines	4,119	4,023	42%	40%	2%
CNS	2,693	2,758	27%	27%	(2%)
Copaxone®	2,134	1,891	22%	19%	13%
Azilect®	180	167	2%	2%	8%
Nuvigil®	157	175	2%	2%	(10%)
Provigil®	43	339	§	3%	(87%)
Oncology	473	406	5%	4%	17%
Treanda®	348	287	4%	3%	21%
Respiratory	445	399	5%	4%	12%
ProAir®	203	177	2%	2%	15%
Qvar®	170	143	2%	1%	19%
Women’s Health	210	220	2%	2%	(5%)
Other Specialty	298	240	3%	3%	24%
All Others	980	842	10%	8%	16%
OTC	563	415	6%	4%	36%
Other Revenues	417	427	4%	4%	(2%)

Total	$9,825	$10,096	100%	100%	(3%)

§	Less than 0.5%.

Generic Medicines

Revenues from our generic medicines declined by $505 million, or 10%, in the first six months of 2013 from the comparable period of 2012.

Our largest market for generics is the United States with revenues of $1.9 billion for the period, down 18%.

Revenues from generic medicines in Europe in the six months ended June 30, 2013 amounted to $1.7 billion, an increase of 2% over the comparable period of 2012. In local currency terms, revenues from generic medicines increased 1%.

In our ROW markets, revenues from generic medicines in the six months ended June 30, 2013 amounted to $1.1 billion, a decrease of 10% from the comparable period of 2012, primarily due to lower sales in Japan and Canada. In local currency terms, revenues decreased 2%.

Active Pharmaceutical Ingredients (API)

API sales to third parties in the six months ended June 30, 2013 amounted to $367 million, a decrease of 8% from the comparable period of 2012.

Specialty Medicines

Our revenues from specialty medicines amounted to $4.1 billion in the six months ended June 30, 2013, an increase of 2% over the comparable period of 2012.

Central Nervous System (“CNS”)

In the six months ended June 30, 2013, our CNS revenues amounted to $2.7 billion, a decrease of 2% from the comparable period of 2012, primarily due to lower sales of Provigil®, partially offset by an increase in Copaxone® revenues.

Copaxone®. Our sales of Copaxone® during the period amounted to $2.1 billion, compared to $1.9 billion in the comparable period of 2012.

Until February 2012, global in-market revenues represented sales of Copaxone® from Sanofi and Teva to third parties. In February 2012, the transition of marketing and distribution rights of Copaxone® from Sanofi to Teva was completed. Therefore, commencing with the second quarter of 2012, all global sales were made by Teva. Global in-market sales for the period amounted to $2.1 billion, an increase of 11% over the in-market sales of the comparable period.

Sales of Copaxone® in the United States for the six months ended June 30, 2013 amounted to $1.6 billion.

Azilect®. Our sales of Azilect® amounted to $180 million, an increase of 8% compared to the comparable period of 2012. Global in-market sales of Azilect® reached $238 million in the six months ended June 30, 2013, compared to $204 million in the same period of 2012, an increase of 17%.

Nuvigil®. Sales of Nuvigil® were $157 million in the six months ended June 30, 2013, compared to $175 million in the same period of 2012.

Provigil®. Sales of Provigil® were $43 million in the six months ended June 30, 2013, compared to $339 million in the same period of 2012. Provigil® began to face generic competition in the United States in March 2012 and, as a result, sales decreased substantially.

Oncology Products

Sales of our specialty oncology products reached $473 million in the first six months of 2013, compared to $406 million in the comparable period of 2012.

Sales of Treanda® amounted to $348 million, compared to $287 million in the same period of 2012.

Respiratory Products

In the six months ended June 30, 2013, revenues from our respiratory specialty products were $445 million, compared to $399 million in the comparable period of 2012.

ProAir® sales were $203 million, compared to $177 million in the first six months of 2012.

Qvar® global sales were $170 million, compared to $143 million in the first six months of 2012, an increase of 19%.

Women’s Health Products

Our global women’s health specialty medicines had revenues of $210 million in the six months ended June 30, 2013, a decrease of 5% from $220 million in the comparable period of 2012.

All Others

OTC

Our revenues from OTC products for the first six months of 2013 amounted to $563 million compared to $415 million in the first six months of 2012. Our revenues related to PGT amounted to $442 million, an increase of 30%, compared to $340 million in the comparable period of 2012. In local currency terms, our revenues grew by 33%.

PGT’s in-market sales for the first six months of 2013 amounted to $752 million. This amount represents sales of the combined OTC portfolios of Teva and P&G outside North America.

Revenues from the sales of OTC products in the United States to P&G amounted to $120 million in the first six months of 2013, compared to $75 million in first six months of 2012.

Other Revenues

Other revenues include sales of third party products for which we act as distributors (mostly in Israel and Hungary), animal health products and medical products as well as miscellaneous items. On January 2, 2013, we sold our U.S.-based animal health unit and, effective December 31, 2012, stopped consolidating its results.

In the first six months of 2013, our revenues in this category amounted to $417 million, down from $427 million in the comparable period of 2012.

Other Income Statement Line Items

Gross Profit

Gross profit amounted to $5.2 billion in the first six months of 2013, compared to $5.3 billion in the comparable period of 2012. Gross margin was 52.8% in the first six months of 2013, compared to 52.2% for the comparable period of 2012.

Research and Development (R&D) Expenses

Net R&D spending for the first six months grew by 13% over the comparable period of 2012, reaching $668 million.

Selling and Marketing Expenses

Selling and marketing expenses amounted to $2.0 billion in the first six months of 2013, compared to $1.9 billion in the same period of 2012. Selling and marketing expenses as a percentage of net revenues increased to 20.1% in the current period, compared to 18.9% in the comparable period of last year.

In February 2012, we completed the assumption of distribution and marketing responsibility for Copaxone® in Europe from Sanofi. Sanofi is entitled to receive 6% of the in-market sales of Copaxone® in the applicable European countries for a period of two years from our assumption of the distribution and marketing responsibilities. As of March 1, 2012, Sanofi no longer shares any of our Copaxone® selling and marketing expenses.

General and Administrative (G&A) Expenses

G&A expenses were $626 million in the first six months of 2013, or 6.4% of net revenues, compared to $628 million, or 6.2% of net revenues, for the same period in 2012.

Legal Settlements, Impairments, Restructuring and Others

Legal settlements, impairments, restructuring and others were $1,624 million in the first six months of 2013, compared to $204 million in the first six months of 2012. The increase mainly reflects provisions relating to litigation and settlements in the second quarter of 2013, including an additional amount of $930 million in connection with the settlement of our pantoprazole patent litigation and a provision of $485 million relating to our modafinil antitrust litigation.

Operating Income

Operating income amounted to $288 million in the first six months of 2013, compared to $1,935 million in the first six months of 2012. As a percentage of sales, operating margin was 3.0%, compared to 19.2% in the comparable period of 2012.

Financial Expenses

Net financial expenses for the first six months of 2013 were $264 million, compared with $167 million during the first six months of 2012. The increase was mainly due to a make-whole payment in connection with the redemption of the $500 million principal amount of our 5.55% senior notes due 2016 and foreign currency effects recorded in the first quarter of 2013.

Tax Rate

Tax benefits for the first six months of 2013 amounted to $169 million on pre-tax income of $24 million, compared with a provision for taxes of $30 million on pre-tax income of $1.8 billion in the comparable period of 2012.

We expect an annual tax benefit rate of 5.5% (tax benefit as a percentage of pre-tax income) for 2013, compared to an annual tax benefit rate of 7.5% in 2012. The 2013 expected annual tax benefit rate reflects the effects of amortization, legal settlements and reserves, tax benefits from planned mergers of certain subsidiaries, impairments and restructuring expenses, some of which occur in jurisdictions with a higher tax rate than our average group tax rate.

Net Income and Share Count

Net income attributable to Teva for the six months ended June 30, 2013 totaled $178 million, compared to $1.7 billion in the comparable period of 2012. Diluted earnings per share was $0.21 for the first six months of 2013, compared to $1.96 for the comparable period of 2012. Net income attributable to Teva as a percentage of revenues was 1.9% in the first six months of 2013, compared to 17.1% in the comparable period of 2012.

For the first six months of 2013, the weighted average fully diluted share count was 853 million, compared to 878 million for the first six months of 2012.

The weighted average fully diluted share count for the six months ended June 30, 2013 has been reduced by approximately 5.5 million shares as a result of share repurchases made since the beginning of the year.

Supplemental Non-GAAP Income Data

The tables below present supplemental data, in U.S. dollar terms, as a percentage of net revenues and the change by item as a percentage of the amount for the comparable period, which we believe facilitates an understanding of the factors affecting our business.

In these tables, we exclude the items listed below in the respective time periods:

	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012
	U.S. dollars in millions

Expense in connection with legal settlements and reserves	1,435	(1)	1,462	18
Amortization of purchased intangible assets	288	275	567	689
Impairment of long-lived assets	49	8	64	95
Other expenses	32	27	34	30
Restructuring	23	21	64	61
Costs related to regulatory actions taken in facilities	16	40	28	78
Purchase of research and development in process	3	—	3	—
Inventory step-up	—	7	—	63
Financial expenses in connection with early redemption of senior notes and others	7	—	101	—
Net of corresponding tax benefit	(383)	(123)	(523)	(339)

The data so presented—after these exclusions—are the results used by management and our board of directors to evaluate our operational performance, to compare against work plans and budgets, and ultimately to evaluate the performance of management. For example, each year we prepare detailed work plans for the next three succeeding fiscal years. These work plans are used to manage the business and are the plans against which management’s performance is measured. All such plans are prepared on a basis comparable to the presentation below, in that none of the plans take into account those elements that are factored out in our non-GAAP presentations. In addition, at quarterly meetings of the Board at which management provides financial updates to the Board, presentations are made comparing the current fiscal quarterly results against: (a) the comparable quarter of the prior year, (b) the immediately preceding fiscal quarter and (c) the work plan. Such presentations are based upon the non-GAAP approach reflected in the table below. Moreover, while there are always qualitative factors and elements of judgment involved in the granting of annual cash bonuses, the principal quantitative element in the determination of such bonuses is performance targets tied to the work plan, and thus tied to the same non-GAAP presentation as set forth below.

In arriving at our non-GAAP presentation, we have in the past factored out items, and would expect in the future to continue to factor out items, that either have a non-recurring impact on the income statement or which, in the judgment of our management, are items that, either as a result of their nature or size, could, were they not singled out, potentially cause investors to extrapolate future performance from an improper base. While not all inclusive, examples of these items include: legal settlements and reserves, purchase accounting expense adjustments related to acquisitions, including adjustments for write-offs of R&D in-process, amortization of intangible assets and inventory “step-ups” following acquisitions; changes in the fair value of contingent consideration related to business combination; restructuring expenses related to efforts to rationalize and integrate operations on a global basis; material tax and other awards or settlements—both in terms of amounts paid or amounts received; impairment charges related to intangible and other assets such as intellectual property, product rights or goodwill; the income tax effects of the foregoing types of items when they occur; and costs related to regulatory actions taken at our facilities (such as uncapitalized production costs, consulting expenses or write-offs of inventory related to remediation). Included in restructuring expenses are severance, shut down costs, contract termination costs and other costs that we believe are sufficiently large that their exclusion is important to understanding trends in our financial results.

These data are non-GAAP financial measures and should not be considered replacements for GAAP results. We provide such non-GAAP data because management believes that such data provide useful information to investors. However, investors are cautioned that, unlike financial measures prepared in accordance with GAAP, non-GAAP measures may not be comparable with the calculation of similar measures for other companies. These non-GAAP financial measures are presented solely to permit investors to more fully understand how management assesses our performance. The limitations of using these non-GAAP financial measures as performance measures are that they provide a view of our results of operations without including all events during a period, such as the effects of acquisition, merger-related, restructuring and other charges, and may not provide a comparable view of our performance to other companies in the pharmaceutical industry.

Investors should consider non-GAAP financial measures in addition to, and not as replacements for, or superior to, measures of financial performance prepared in accordance with GAAP.

The following table presents the GAAP measures, the corresponding non-GAAP amounts and related non-GAAP adjustments for the applicable periods:

	Three months ended June 30, 2013				Three months ended June 30, 2012
	U.S. dollars and shares in millions (except per share amounts)
	GAAP	Non-GAAP Adjustments	Non- GAAP	% of Net Revenues	GAAP	Non-GAAP Adjustments	Non- GAAP	% of Net Revenues
Gross profit[1]	2,593	295	2,888	59%	2,657	314	2,971	59%
Operating income (loss)[1,2]	(586)	1,846	1,260	26%	1,007	377	1,384	28%
Net income (loss) attributable to Teva[1,2,3]	(452)	1,470	1,018	21%	863	254	1,117	22%
Earnings (loss) per share attributable to Teva—Diluted[4]	(0.53)	1.73	1.20		0.99	0.29	1.28

(1) Amortization of purchased intangible assets		279				267
Costs related to regulatory actions taken in facilities		16				40
Inventory step-up		—				7

Gross profit adjustments		295				314
(2) Expense in connection with legal settlements and reserves		1,435				(1)
Restructuring, acquisition and other expenses		58				48
Impairment of long-lived assets		49				8
Amortization of purchased intangible assets		9				8

		1,551				63

Operating income adjustments		1,846				377

(3) Financial expense		7				—
Tax benefit		(383)				(123)

Net income adjustments		1,470				254

(4)    The weighted average number of shares was 850 and 873 million for the three months ended June 30, 2013 and 2012, respectively. Non-GAAP earnings per share can be reconciled with GAAP earnings (loss) per share by dividing each of the amounts included in footnotes 1-3 above by the applicable weighted average share number.

	Six months ended June 30, 2013				Six months ended June 30, 2012
	U.S. dollars and shares in millions (except per share amounts)
	GAAP	Non-GAAP Adjustments	Non- GAAP	% of Net Revenues	GAAP	Non-GAAP Adjustments	Non- GAAP	% of Net Revenues
Gross profit[1]	5,183	576	5,759	59%	5,266	810	6,076	60%
Operating income [1,2]	288	2,222	2,510	26%	1,935	1,034	2,969	29%
Net income attributable to Teva[1,2,3]	178	1,800	1,978	20%	1,722	695	2,417	24%
Earnings per share attributable to Teva—Diluted[4]	0.21	2.11	2.32		1.96	0.79	2.75

(1) Amortization of purchased intangible assets		548				669
Costs related to regulatory actions taken in facilities		28				78
Inventory step-up		—				63

Gross profit adjustments		576				810
(2) Expense in connection with legal settlements and reserves		1,462				18
Restructuring, acquisition and other expenses		101				91
Impairment of long-lived assets		64				95
Amortization of purchased intangible assets		19				20

		1,646				224

Operating profit adjustments		2,222				1,034

(3) Financial expense		101				—
Tax benefit		(523)				(339)

Net income adjustments		1,800				695

(4)    The weighted average number of shares was 853 and 878 million for the six months ended June 30, 2013 and 2012, respectively. Non-GAAP earnings per share can be reconciled with GAAP earnings per share by dividing each of the amounts included in footnotes 1-3 above by the applicable weighted average share number.

Non-GAAP Tax Rate

The provision for non-GAAP taxes for the second quarter of 2013 amounted to $161 million on pre-tax non-GAAP income of $1.2 billion. The provision for taxes in the comparable quarter of 2012 was $162 million on pre-tax income of $1.3 billion.

The provision for non-GAAP taxes for the first six months of 2013 amounted to $354 million on pre-tax non-GAAP income of $2.3 billion. The provision for taxes in the comparable period of 2012 was $369 million on pre-tax income of $2.8 billion.

We expect our annual non-GAAP tax rate for 2013 to be 14.5%, higher than our 2012 non-GAAP tax rate of 12%. The rate for 2013 is mainly affected by the geographical mix of the products we expect to sell this year and by tax benefits from planned mergers of certain subsidiaries.

Critical Accounting Policies

The preparation of our consolidated financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions in certain circumstances that affect the amounts reported in the accompanying consolidated financial statements and related footnotes. Actual results may differ from these estimates. To facilitate the understanding of our business activities, certain accounting policies that are important to the presentation of our financial condition and results of operations and that require management’s subjective judgments are described in our Annual Report on Form 20-F for the year ended December 31, 2012. We base our judgments on our experience and various assumptions that we believe to be reasonable under the circumstances. The most significant estimates that we make on an ongoing basis relate to revenue recognition, sales reserves and allowances, income taxes, contingencies, inventories and valuation of intangible assets, marketable securities and long-lived assets, including reassessment of useful lives. Please refer to Note 1 to the Consolidated Financial Statements included in our Annual Report on Form 20-F for the year ended December 31, 2012 for a summary of all significant accounting policies.

Recently Adopted and Issued Accounting Pronouncements

See the Notes to the Condensed Consolidated Financial Statements included in this report.

Impact of Currency Fluctuations and Inflation

Because our results are reported in U.S. dollars, changes in the rates of exchange between the U.S. dollar and the local currencies in the markets in which we operate (primarily the euro, new Israeli shekel, Russian ruble, Japanese yen, Hungarian forint, Canadian dollar, British pound sterling, and certain Latin American currencies) affect our results.

When compared with the second quarter of 2012, certain currencies relevant to our operations decreased in value against the U.S. dollar: the Japanese yen by 19%, the Russian ruble by 2%, the British pound sterling by 3% and the Canadian dollar by 1% as well as Latin American currencies that decreased in value overall against the U.S. dollar by 13%. Other significant currencies increased in value against the U.S. dollar: the euro by 2%, the new Israeli shekel by 5%, the Hungarian forint by 1% and the Polish zloty by 3%. All comparisons are on a quarterly average to quarterly average basis.

As a result, exchange rate movements during the second quarter of 2013 as compared to the second quarter of 2012 negatively affected overall revenues by approximately $55 million. We also recorded lower expenses due to these currency fluctuations and, as a result, changes in exchange rates had an overall net negative impact on our operating loss of approximately $33 million.

Exchange rates also had a significant impact on our balance sheet, as approximately 45% of our net assets in the quarter (including both non-monetary and monetary assets) were in currencies other than the U.S. dollar. When compared to March 31, 2013, changes in currency rates had a negative impact of $0.1 billion on our equity as of June 30, 2013, mainly due to the decrease in value against the U.S. dollar of certain currencies in our ROW region, partially offset by an increase in value against the U.S. dollar of the euro (1%). All comparisons are on a quarter-end to quarter-end basis.

Liquidity and Capital Resources

Total balance sheet assets amounted to $47.5 billion at June 30, 2013, compared to $48.1 billion at March 31, 2013. The decrease was mainly due to the decrease in intangible assets of $0.3 billion, the impact of foreign exchange fluctuations of $0.2 billion and a decrease in cash balances of $0.2 billion as a result of debt repayments, which was partially offset by an increase of $0.1 billion in property, plant and equipment.

Our working capital balance, which includes accounts receivable, inventories, deferred taxes and other current assets net of sales, reserves and allowances (“SR&A”), accounts payable and other current liabilities, was $2.5 billion at June 30, 2013, compared to $3.4 billion at March 31, 2013. The decrease in working capital is primarily due to the provisions relating to litigation and settlements recorded during the quarter, as well as the decrease in trade receivables and the impact of foreign exchange fluctuations.

Inventory balances for June 30, 2013 amounted to $5.3 billion, compared to $5.4 billion at March 31, 2013. The decrease was mainly due to lower inventory in the United States as well as the impact of foreign exchange fluctuations.

Accounts receivable at June 30, 2013, net of SR&A, remained constant at $0.5 billion as compared to March 31, 2013. We are monitoring closely, on an ongoing basis, the accounts receivable balances in countries which based on our internal assessment are experiencing significant economic stress, and are taking action to limit our exposure in these countries. Among these are the countries of Greece, Italy, Portugal, and Spain that are affected by the crisis in Europe and where we face an increase in the length of time it takes to collect receivables. We are taking measures to limit our risks in some of these countries by securitizing receivables without recourse and purchasing credit insurance. In addition, we have prepared, and are updating periodically, contingency plans for various Euro zone crisis scenarios of different severity.

Accounts payable and accruals were maintained at $3.1 billion at June 30, 2013 as compared to March 31, 2013.

Investment in property, plant and equipment in the second quarter of 2013 was approximately $225 million, compared to $254 million in the comparable quarter last year. Depreciation amounted to $114 million in the second quarter of 2013, compared to $106 million in the comparable quarter of 2012.

Cash and cash equivalents, short term and long term investments at June 30, 2013 decreased to $1.4 billion compared to $1.6 billion at March 31, 2013. The decrease in cash and cash equivalents reflects debt repayments of $0.2 billion and $0.3 billion of share repurchases, partially offset by cash flow generated during the quarter.

2013 Debt Movements

At December 31, 2012, our debt was $14.7 billion. During the first three months of 2013 our debt decreased by $2.0 billion to $12.7 billion. The decrease was mainly due to the prepayment of approximately $1.8 billion of debt during the first quarter, consisting of:

•	$1 billion principal amount of our 1.7% senior notes due 2014;

•	$500 million principal amount of our 5.55% senior notes due 2016; and

•	$248 million of the European Investment Bank floating rate loan due 2015.

At June 30, 2013, we had $12.5 billion of debt. The decrease from March 31, 2013 is mainly due to the repayment at maturity in May 2013 of the $200 million floating rate senior notes issued in November 2011 as part of the financing of the Cephalon acquisition.

Our debt at June 30, 2013 is denominated in the following currencies: 58% U.S. dollars, 27% euro, 11% Japanese yen and 4% Swiss francs.

The portion of total debt classified as short term decreased to 20% at June 30, 2013 from 21% at March 31, 2013.

Our financial leverage remained stable at 36% at June 30, 2013.

As a result of our refinancing and repayments during the past year, we have extended our average debt maturity to approximately seven years as of June 30, 2013. Accordingly, the interest rate on our debt will be higher than in 2012.

Shareholders’ Equity and Cash Flow

Our shareholders’ equity was $21.6 billion at June 30, 2013 compared to $22.8 billion at March 31, 2013. The decrease resulted primarily from our net loss of $0.5 billion, share repurchases of $0.3 billion, dividend payments of $0.3 billion and the negative impact of currency fluctuations of $0.1 billion.

Cash flow generated from operating activities during the second quarter of 2013 amounted to $875 million, compared to $1,191 million in the second quarter of 2012. The decrease was mainly due to net loss in the quarter as compared to net income in the comparable quarter as well as lower levels of collection, partially offset by better control of our inventories and a smaller decrease in accounts payable.

Cash flow generated from operating activities in the second quarter of 2013, net of cash used for capital investments and dividends paid, amounted to $378 million, a decrease of $331 million from the second quarter of 2012. The decrease resulted mainly from lower cash flow generated from operating activities, higher dividend payments and lower proceeds from divestitures of certain assets, partially offset by lower capital expenditures.

In connection with litigation settlements, subsequent to June 30, 2013 we paid or are obligated to pay approximately $1.2 billion during the remainder of 2013 and an additional $800 million in 2014. In addition, if we decide to pay a reduced tax rate on our remaining Israeli profits accumulated prior to the end of 2011, which have been tax-exempt to date, the tax payable by the end of 2013 on such retained earnings could be approximately $650 million.

In Europe, a significant portion of our profits is at risk due to the potential depreciation of the euro. In the third quarter of 2012 and the first quarter of 2013, we entered into hedging transactions to protect our European subsidiaries from exposure resulting from the strengthening of the U.S. dollar against the euro in 2013.

Commitments

In addition to financing obligations under short-term debt and long-term senior notes and loans, debentures and convertible debentures, our major contractual obligations and commercial commitments include leases, royalty payments and participation in joint ventures associated with research and development activities.

We are committed to paying royalties to owners of know-how, partners in alliances and certain other arrangements and to parties that financed research and development, at a wide range of rates as a percentage of sales of certain products, as defined in the underlying agreements. In some cases, the royalty period is not defined; in other cases, royalties will be paid over various periods not exceeding 20 years.

In connection with certain development, supply and marketing, and research and collaboration or services agreements, we are required to indemnify, in unspecified amounts, the parties to such agreements against third-party claims relating to (1) infringement or violation of intellectual property or other rights of such third party; or (2) damages to users of the related products. Except as described in our financial statements, we are not aware of any material pending action that may result in the counterparties to these agreements claiming such indemnification.

Certain of our loan agreements and debentures contain restrictive covenants, mainly the requirement to maintain certain financial ratios. We are currently in compliance with all applicable financial ratios.

Our principal sources of short-term liquidity are our existing cash investments, liquid securities, and available credit facilities; primarily our $3 billion syndicated revolving line of credit, as well as internally generated funds, which we believe are sufficient to meet our on-going operating needs. Our cash in hand is generally invested in bank deposits as well as liquid securities that bear fixed and floating rates.

RISK FACTORS

There are no material changes to the risk factors previously disclosed in our Annual Report on Form 20-F for the year ended December 31, 2012.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Reference is made to “Quantitative and Qualitative Disclosures About Market Risk” (Item 11) in our Annual Report on Form 20-F for the year ended December 31, 2012.

LEGAL PROCEEDINGS

We are subject to various litigation and other legal proceedings. For a discussion of certain of these matters that we deem to be material to Teva, see “Contingencies,” Note 12 to the Condensed Consolidated Financial Statements included in this report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Registrant)

Date: August 1, 2013	By:	/S/ EYAL DESHEH
	Name:	Eyal Desheh
	Title:	Group Vice President, Chief Financial Officer